Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

among

AHERN RENTALS, INC.,

XTREME RE-RENTAL, LLC

and

UNITED RENTALS (NORTH AMERICA), INC.

Dated as of November 11, 2022

ANNEXES

Annex 1	–	Calculation Principles
Annex 2	–	Key Employees (with Existing Ahern Employee Agreements)
Annex 3	–	Key Employees (without Existing Ahern Employee Agreements)

EXHIBITS

Exhibit A	–	Form of Assignment and Assumption Agreement
Exhibit B	–	Form of Bill of Sale
Exhibit C	–	Transition Services Agreement Outline
Exhibit D	–	Form of Escrow Agreement
Exhibit E	–	Form of Power of Attorney
Exhibit F	–	Master Supply Agreement Term Sheet

SCHEDULES

Schedule A	–	Environmental Remediation Schedule
Schedule B	–	Environmental Work Schedule

ASSET PURCHASE AGREEMENT, dated as of November 11, 2022 (the “Execution Date”), by and among Ahern Rentals, Inc., a Nevada corporation (“Ahern Rentals”), and Xtreme Re-Rental, LLC, a Nevada limited liability company (collectively, the “Sellers”, and each a “Seller”), on the one hand, and United Rentals (North America), Inc., a Delaware corporation (“Buyer”), on the other hand.

W I T N E S S E T H:

WHEREAS, the Sellers are engaged in the Business; and

WHEREAS, subject to the terms and conditions contained herein, each Seller desires to sell to Buyer and Buyer desires to purchase and assume from the Sellers certain assets and liabilities of the Sellers Related to the Business;

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

Article I

DEFINITIONS AND TERMS

Section 1.1      Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Accounts Receivable” means all trade accounts and notes receivable and other miscellaneous receivables of Sellers Related to the Business.

“Adjustment Determination Date” has the meaning set forth in Section 2.6(g).

“Adjustment Payment Date” has the meaning set forth in Section 2.6(h).

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with, such other Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means (A) the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise or (B) the direct or indirect ownership of at least 50% of the equity interests in such Person.

“Agreement” means this Asset Purchase Agreement, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Allocation Dispute Notice” has the meaning set forth in Section 5.5(e).

“Allocation Schedule” has the meaning set forth in Section 5.5(e).

“Ancillary Agreements” means, collectively, (i) the Assignment and Assumption Agreement, (ii) the IP Assignment Agreement, (iii) the Bill of Sale, in each case, to be entered into at the Closing between Buyer and/or its Affiliates and the Sellers, (iv) the Transition Services Agreement, (v) the Master Supply Agreement, (vi) the Power of Attorney and (vii) the Escrow Agreement.

“Archived Records” has the meaning set forth in Section 5.1(c)(i).

“Assignment and Assumption Agreement” means the assignment and assumption agreement in substantially the form attached hereto as Exhibit A.

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Audited Financial Statements” has the meaning set forth in Section 3.6(a).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.3.

“Base Purchase Price” means $2,000,000,000.

“Benefit Plans” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by, the Sellers or any of their Affiliates for the benefit of any current or former Employee, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Bill of Sale” means the bill of sale in substantially the form attached hereto as Exhibit B.

“Books and Records” means all books, ledgers, files, reports, plans, records, manuals, documents, data, invoices, forms, catalogs, sales, promotional and advertising materials and other materials (in any form or medium) used in, or maintained for, the Business, including customer lists and telephone numbers and books and records Related to the Business, but excluding any such items to the extent (i) they are not included in or primarily related to the Transferred Assets or Assumed Liabilities, (ii) any applicable Laws prohibit their transfer or (iii) any transfer thereof otherwise would subject the Sellers to any material liability.

“Bulk Asset Acquisition” means Bulk Assets purchased in arms’-length transactions by the Sellers from and after August 4, 2022, and owned by the Sellers as of immediately prior to the Closing.

“Bulk Asset Sale” means any and all sales or other dispositions of Bulk Assets by the Sellers from and after August 4, 2022, and prior to the Closing.

“Bulk Assets” means non-serialized equipment used by Sellers in the Business, including but not limited to cables, hoses and trench plates.

“Bulk Assets OEC Adjustment” means the amount equal to the aggregate original equipment cost of all Bulk Assets as of the Closing (taking into account any Bulk Asset Acquisitions and Bulk Asset Sales following August 4, 2022) minus $14,483,774, whether a positive or negative number.

“Business” means the business, as conducted by the Sellers prior to the Closing, of renting equipment and sales of new and used equipment (other than (i) the sales of new and used equipment exclusively related to the Manufacturing Business and (ii) the activities of Diamond A), including but not limited to aerial work platforms, telehandlers, scissor lifts, backhoes, skid steers, skip loaders, trenchers, compressors, generators, light towers, welders, lawn and garden equipment and hand tools and the provision of related services in the continental United States.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or required by Law to remain closed.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Indemnified Parties” has the meaning set forth in Section 7.2(a).

“Buyer Plans” has the meaning set forth in Section 5.6(b).

“Calculation Principles” means the accounting methods, policies, practices and procedures set forth in Annex 1.

“Cap” has the meaning set forth in Section 7.2(c).

“Cash” means all cash and cash equivalents, outstanding checks, bank accounts, credit cards, bank deposits, investment accounts, lockboxes, certificates of deposit, benefits of credits, marketable securities or investments in other Persons, certificates of deposit, treasury bills and other similar items.

“Chosen Courts” has the meaning set forth in Section 9.8(b).

“CIP Asset Acquisition” means CIP Assets purchased in arms’-length transactions by the Sellers from and after August 4, 2022, and owned by the Sellers as of immediately prior to the Closing.

“CIP Asset Sale” means any and all sales or other dispositions of CIP Assets by the Sellers from and after August 4, 2022, and prior to the Closing.

“CIP Assets” means construction and improvement projects that are in process as of the Closing at the Sellers’ facilities.

“CIP Assets OEC Adjustment” means the amount equal to the aggregate cost of all CIP Assets as of the Closing (taking into account any CIP Asset Acquisitions and CIP Asset Sales following August 4, 2022) minus $7,447,731, whether a positive or negative number.

“Claim Notice” has the meaning set forth in Section 7.4(a).

“Closing” means the closing of the asset sale that is the subject of this Agreement.

“Closing Date” has the meaning set forth in Section 2.9.

“Closing Date Net Working Capital” means (x) the total Current Assets as of the Closing, minus (y) the total Current Liabilities as of the Closing.

“Closing Date Statement” means the statement that sets forth (i) the Current Assets and Current Liabilities as of the Closing, (ii) the Closing Date Net Working Capital, (iii) the Bulk Assets OEC Adjustment as of the Closing, (iv) the CIP Assets OEC Adjustment as of the Closing, (v) the FF&E Assets OEC Adjustment as of the Closing, (vi) the Leasehold Assets OEC Adjustment as of the Closing, (vii) the New Equipment Assets OEC Adjustment as of the Closing, (viii) the Rental Assets OEC Adjustment as of the Closing, (ix) the Transportation Assets OEC Adjustment as of the Closing, (x) the Repair Costs and (xi) the Closing Indebtedness Payoff Amount as of the Closing, which statement is prepared, or caused to be prepared, by Buyer in accordance with the Calculation Principles and, in the event of a Sellers’ Objection, as adjusted by either the agreement of Buyer and the Sellers, or by the CPA Firm, acting pursuant to Section 2.6.

“Closing Indebtedness” means any Indebtedness of the Sellers relating to the Transferred Assets as of immediately prior to the Closing that is listed on Section 2.5(a) of the Disclosure Schedules, or that is otherwise incurred prior to the Closing.

“Closing Indebtedness Payoff Amount” has the meaning set forth in Section 2.5(a).

“Closing Indebtedness Payoff Amount Estimate” has the meaning set forth in Section 2.6(b).

“Closing Payment” has the meaning set forth in Section 2.5(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the confidentiality agreement between Ahern Rentals and United Rentals, Inc., dated as of November 4, 2021, as may be amended, modified or supplemented from time to time in accordance with its terms.

“Consideration” has the meaning set forth in Section 5.5(e).

“Continuing Employees” means the Employees who accept an offer of employment with Buyer.

“Contracts” means all legally binding agreements, contracts, undertakings, leases and subleases, purchase orders, arrangements, commitments and licenses (other than this Agreement, the Ancillary Agreements and any Benefit Plan) that are Related to the Business, whether written or oral.

“Controlled Group Liability” has the meaning set forth in Section 3.19(d).

“CPA Firm” means a firm of independent certified public accountants as to which the Sellers and Buyer shall mutually agree.

“Credit Agreement” means that certain Loan and Security Agreement, dated as of June 24, 2013, among Ahern Rentals, the guarantors party thereto from time to time, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent and collateral agent.

“Current Assets” means the current assets of the Sellers Related to the Business, as determined in accordance with the Calculation Principles, excluding (i) Cash, (ii) Accounts Receivable, (iii) any assets that would be Excluded Assets if the measurement date were the Closing Date and (iv) any current Tax assets.

“Current Liabilities” means the current liabilities of the Sellers Related to the Business, as determined in accordance with the Calculation Principles, excluding (i) any liabilities that would be Excluded Liabilities if the measurement date were the Closing Date, (ii) any Closing Indebtedness, and (iii) any current Tax liabilities.

“Data Site” means that certain virtual data room provided by Intralinks DealServices, hosted by Ahern Rentals and named “Project TBD”, to which Buyer and its representatives have been provided access.

“Deposit Assets” means the Sellers’ deposits with lessors and utilities.

“Diamond A” means Diamond A Equipment, LLC and any of its divisions (including without limitation Diamond A Equipment, LLC d/b/a Rhino’s Turf Equipment).

“Direct Claim” has the meaning set forth in Section 7.5.

“Disclosure Schedules” means the Disclosure Schedules delivered by the Sellers to Buyer concurrently with the execution and delivery of this Agreement.

“Disputed Amounts” has the meaning set forth in Section 2.6(e).

“Employees” means all employees of the Sellers primarily dedicated to the Business, other than the Excluded Employees, as set forth in Section 3.19(a) of the Disclosure Schedules.

“Encumbrance” means any lien, pledge, charge, claim, encumbrance, security interest, option, mortgage, easement, or other restriction or third-party right of any kind, including any right of first refusal or restriction on voting, and any rights or interest of any lessor.

“Environmental Law” means any Law or Governmental Authorization relating to the protection of the environment, health and safety or the use, storage, presence, recycling, treatment, generation, transportation, processing, handling, labeling, management, release or disposal of, any Hazardous Substance.

“Environmental Remediation Matters” has the meaning set forth in Section 7.2(b)(i).

“Environmental Remediation Schedule” means the schedule attached hereto as Schedule A.

“Environmental Work Schedule” means the schedule attached hereto as Schedule B.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 3.19(d).

“Escrow Account” means a segregated account under the control of the Escrow Agent used to satisfy claims by Buyer for any Purchase Price Adjustment Amount, as applicable, or indemnification by the Sellers pursuant to Article VII hereof.

“Escrow Agent” means PNC Bank, National Association.

“Escrow Agreement” means the escrow agreement to be entered into by and among the Sellers, Buyer and the Escrow Agent in substantially the form attached hereto as Exhibit D.

“Escrow Amount” means $75,000,000.

“Estimated Bulk Assets OEC Adjustment” has the meaning set forth in Section 2.6(b).

“Estimated CIP Assets OEC Adjustment” has the meaning set forth in Section 2.6(b).

“Estimated Closing Net Working Capital” has the meaning set forth in Section 2.6(b).

“Estimated FF&E Assets OEC Adjustment” has the meaning set forth in Section 2.6(b).

“Estimated Leasehold Assets OEC Adjustment” has the meaning set forth in Section 2.6(b).

“Estimated New Equipment Assets OEC Adjustment” has the meaning set forth in Section 2.6(b).

“Estimated Purchase Price” has the meaning set forth in Section 2.5(b).

“Estimated Rental Assets OEC Adjustment” has the meaning set forth in Section 2.6(b).

“Estimated Transportation Assets OEC Adjustment” has the meaning set forth in Section 2.6(b).

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Employees” means the Employees set forth in Section 1.1(a) of the Disclosure Schedules.

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Execution Date” has the meaning set forth in the Preamble.

“FF&E Asset Acquisition” means FF&E Assets purchased in arms’-length transactions by the Sellers from and after August 4, 2022, and owned by the Sellers as of immediately prior to the Closing.

“FF&E Asset Sale” means any and all sales or other dispositions of FF&E Assets by the Sellers from and after August 4, 2022, and prior to the Closing.

“FF&E Assets” means furniture, furnishings, equipment (including but not limited to branch shop equipment and office equipment and supplies), tools and other tangible personal property (other than Rental Assets) Related to the Business (but excluding any and all buildings on, or alterations, improvements or physical additions to, or any fixtures that are attached to, any Leased Real Property, wherever located).

“FF&E Assets OEC Adjustment” means the amount equal to the aggregate original equipment cost of all FF&E Assets as of the Closing (taking into account any FF&E Asset Acquisitions and FF&E Asset Sales following August 4, 2022) minus $44,720,963, whether a positive or negative number.

“Final Allocation Schedule” has the meaning set forth in Section 5.5(e).

“Final Purchase Price” means the Base Purchase Price (i) plus the amount by which the Closing Date Net Working Capital exceeds the Target Working Capital Value or minus the amount by which the Target Working Capital Value exceeds the Closing Date Net Working Capital, (ii) plus the Bulk Assets OEC Adjustment (whether a positive or negative number), (iii) plus the CIP Assets OEC Adjustment (whether a positive or negative number), (iv) plus the FF&E Assets OEC Adjustment (whether a positive or negative number), (v) plus Leasehold Assets OEC Adjustment (whether a positive or negative number), (vi) plus the New Equipment Assets OEC Adjustment (whether a positive or negative number), (vii) plus the Rental Assets OEC Adjustment (whether a positive or negative number), (viii) plus the Transportation Assets OEC Adjustment (whether a positive or negative number), (ix) minus the Repair Costs, and (x) minus the Closing Indebtedness Payoff Amount, in each case determined in accordance with such amounts as finally determined pursuant to Section 2.6.

“Financial Statements” has the meaning set forth in Section 3.6(a).

“First Escrow Release Date” has the meaning set forth in Section 2.7(a).

“Foreign Operations” means any assets, including employees and systems, supporting the Sellers’ rental business outside of the continental United States.

“Fraud” means actual fraud under Delaware Law (including the requisite elements of (i) false representation, usually one of fact, (ii) knowledge or belief that the representation was false (i.e., scienter as opposed to the making of a representation negligently, recklessly or without actual knowledge of its truthfulness), (iii) intention to induce the claimant to act or refrain from acting, (iv) the claimant’s action or inaction was taken in justifiable reliance upon the representation, and (v) the claimant was damaged by such reliance).

“Fundamental Representations” has the meaning set forth in Section 7.1.

“GAAP” means United States generally accepted accounting principles.

“Government Entity” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, mediator, court or tribunal of competent jurisdiction.

“Governmental Authorizations” means all licenses, permits, certificates and other authorizations and approvals Related to the Business and issued by or obtained from a Government Entity.

“Hazardous Substance” means any substance that is regulated under any applicable Environmental Law as hazardous, toxic or otherwise harmful under applicable Environmental Laws, including petroleum products and byproducts, mold, PFAS compounds, asbestos-containing material, polychlorinated biphenyls and lead-containing products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, as to any Person, without duplication, (i) all liabilities for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable capital stock or securities convertible into capital stock; (ii) all liabilities for the deferred purchase price of property; (iii) (A) all liabilities in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, including all such liabilities that (x) are required to be classified and accounted for under GAAP as capital leases or finance leases, or (y) arise in connection with an operating lease, whether or not the obligations in respect of such lease are recorded on the balance sheet, and (B) all Lease Termination Amounts; (iv) all liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) all guaranties, endorsements and other contingent obligations, whether direct or indirect, in respect of indebtedness or performance of others, including any obligation to supply funds to or in any manner to invest in, directly or indirectly, the debtor, to purchase indebtedness or to assure the owner of indebtedness against loss, through an agreement to purchase goods, supplies or services for the purpose of enabling the debtor to make payment of the indebtedness held by the owner or otherwise; (vi) the principal balance outstanding under any synthetic lease, off-balance sheet loan or similar off-balance sheet financing product; (vii) all liabilities for accrued but unpaid sales, use or other Taxes attributable to any taxable period (or portion thereof) ending on or before the Closing Date (but not including Transfer Taxes addressed in Section 5.5(d)); (viii) obligations with respect to any indebtedness described in clauses (i) through (vii) above that a Person has guaranteed or that is otherwise the legal liability of a Person or any of its Subsidiaries; and (ix) any encumbrance securing obligations of a type described in clauses (i) through (viii) above to the extent of the obligation secured, and all liabilities as obligor, guarantor or otherwise, to the extent of the obligations secured; provided, that Indebtedness shall include, without duplication, any redemption premium, prepayment penalty or similar payment (including any payment in connection with the early termination of any capital lease, finance lease or operating lease) with respect to Indebtedness that is repaid, redeemed, discharged or otherwise terminated on the Closing Date. For the avoidance of doubt, Indebtedness shall not include Seller Real Property Leases.

“Indemnified Parties” has the meaning set forth in Section 7.2(a).

“Indemnifying Party” has the meaning set forth in Section 7.4(a).

“Indenture” means that certain indenture, dated as of May 14, 2015, among Ahern Rentals, the guarantors party thereto from time to time and U.S. Bank National Association, as trustee and collateral agent.

“Intellectual Property” means all rights anywhere in the world in, to or under any of the following: (i) trademarks, service marks, brand names, corporate names, certification marks, collective marks, d/b/a’s, domain names, social media accounts and identifiers, IP addresses, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other identifiers of source or origin, in each case, whether or not registered, all applications and registrations for the foregoing, and all common law rights and goodwill associated therewith and symbolized thereby, including all renewals of same (collectively, “Trademarks”); (ii) all patents, registrations, invention disclosures and applications therefor, including divisions, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, reissues, re-examinations and all inventions and discoveries, whether patentable or not; (iii) trade secrets and confidential or proprietary know-how, processes, ideas, schematics, business methods, formulae, drawings, prototypes, models, designs, data, databases, algorithms, customer lists and supplier lists (collectively, “Trade Secrets”); (iv) published and unpublished works of authorship (including software, Internet websites, and content), whether copyrightable or not (including data, databases and other compilations of information), copyrights therein and thereto, together with all common law rights and moral rights therein, registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) any other intellectual property, proprietary, industrial or similar rights.

“Inventory Count” has the meaning set forth in Section 2.6(a)(i).

“Inventory Count Assets” has the meaning set forth in Section 2.6(a)(i).

“IP Assignment Agreement” means the intellectual property assignment agreement in a form to be agreed upon in good faith by the Sellers and Buyer prior to the Closing.

“IT Assets” means technology devices, computers, computer systems, hardware, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, all other information technology equipment, all data stored therein or processed thereby, and all associated documentation (including user manuals and instructions).

“Key Employees” has the meaning set forth in Section 6.2(g).

“Knowledge” or any similar phrase means, with respect to any Person, actual knowledge after due inquiry reasonable under the circumstances; provided, that (i) in the case of the Sellers, such knowledge shall be limited to the Knowledge of Don Ahern, Kirk Hartle, Cory Rosencranse, Howard Brown, M. Sami Bakdash and John Lunt and (ii) in the case of Buyer, such knowledge shall be limited to the Knowledge of Joli Gross, Alfredo Barquin, Christopher Sinclair, and Jim Casagrande.

“Law” means any law, statute, ordinance, rule, regulation, code, order, judgment, injunction, decree enacted, other requirement or rule of law issued, promulgated, enforced or entered by a Government Entity.

“Lease Buyout Tracker” has the meaning set forth in Section 5.19.

“Lease Termination Amount” means any amount paid in order to effect the termination or payoff of any operating, finance or capital lease of Rental Assets or other assets that are Transferred Assets, or to purchase or otherwise acquire such assets, so that such assets may be transferred by the Sellers as Transferred Assets hereunder; it being understood that the Seller Real Property Leases shall not be subject to the payoff requirements of Section 2.11(f) and Section 5.14.

“Leased Real Property” means the real property specified in the Seller Real Property Leases.

“Leased Rental and Transportation Assets” means all Rental Assets and Transportation Assets that are leased or sub-rented by the Sellers as of the Closing Date that are Related to the Business.

“Leasehold Asset Acquisition” means Leasehold Assets purchased in arms’-length transactions by the Sellers from and after August 4, 2022, and owned by the Sellers as of immediately prior to the Closing.

“Leasehold Asset Sale” means any and all sales or other dispositions of Leasehold Assets by the Sellers from and after August 4, 2022, and prior to the Closing.

“Leasehold Assets” means fixtures of buildings and properties in the Leased Real Property and related equipment if and to the extent owned by the Sellers, including but not limited to asphalt and paving, lighting, fuel storage and wash racks.

“Leasehold Assets OEC Adjustment” means the amount equal to the aggregate cost of all Leasehold Assets as of the Closing (taking into account any Leasehold Asset Acquisitions and Leasehold Asset Sales following August 4, 2022) minus $54,090,902, whether a positive or negative number.

“Liabilities” means any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Losses” means any damages, losses, Liabilities, costs and expenses, including fines, penalties, reasonable attorneys’ fees, and reasonable out-of-pocket disbursements.

“Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware,” “malware,” “ransomware” (in each case, as such terms are commonly understood in the software industry) or any other code designed to have any of the following functions: (i) disrupting, disabling or harming the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file, in each case, without authorization and without the applicable user’s consent.

“Manufacturing Business” means the operations of Xtreme Manufacturing, LLC, Snorkel International Holdings, Inc., Xtreme Cubes Corporation and their respective Subsidiaries.

“Master Supply Agreement” means the master supply agreement in a form to be negotiated in good faith by the parties based on the terms set forth in the term sheet attached hereto as Exhibit F.

“Material Adverse Effect” means any circumstance, fact, development, change or effect that, individually or in the aggregate, (a) has had, is reasonably likely to or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of the Business and the Transferred Assets, taken as a whole, or (b) does or would reasonably be expected to, prevent or materially delay the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement; provided, that for purposes of the foregoing clause (a) only, “Material Adverse Effect” shall not include any circumstance, development, effect, event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Business operates; (iii) any changes in financial, banking or securities in general, including any disruption thereof (including any decline in the price of any security or any markets in general or any change in prevailing interest rates); (iv) any change in Law or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; (v) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (vi) any natural or man-made disaster or acts of God; (vii) any epidemics, pandemics, disease outbreaks, or other public health emergencies, including, without limitation, COVID-19; or (viii) any failure by the Sellers to meet any internal or published projections, forecasts or revenue or earnings predictions with respect to the Business (provided, that the underlying causes of such failures shall not be excluded unless they are otherwise described in subclauses (i) through (ix) of this definition); or (ix) the announcement, pendency or completion of the transactions contemplated by this Agreement; provided, however, that the foregoing clauses (i) through (vii) shall not apply to the extent such event, occurrence, fact, condition or change has a disproportionate effect on the Business or the Transferred Assets when compared to other participants or assets in the industry in which the Business operates.

“Material Contracts” has the meaning set forth in Section 3.15(a).

“New Equipment Asset Acquisition” means New Equipment Assets purchased in arms’-length transactions by the Sellers from and after August 4, 2022, and owned by the Sellers as of immediately prior to the Closing.

“New Equipment Asset Sale” means any and all sales or other dispositions of New Equipment Assets by the Sellers from and after August 4, 2022, and prior to the Closing.

“New Equipment Assets” means serialized equipment of the Business but not included in the Rental Assets.

“New Equipment Assets OEC Adjustment” means the amount equal to the aggregate original equipment cost of all New Equipment Assets as of the Closing (taking into account any New Equipment Asset Acquisitions and New Equipment Asset Sales following August 4, 2022) minus $14,429,309, whether a positive or negative number.

“Non-Competition Agreement” means the non-competition agreement, between Buyer and Don F. Ahern, on behalf of himself and his Affiliates, dated as of November 11, 2022, as may be amended, modified or supplemented from time to time in accordance with its terms.

“Non-Continuing Employees” means the Employees who do not become Continuing Employees.

“Non-Governmental Authorizations” means all licenses, permits, certificates and other authorizations and approvals other than Governmental Authorizations that are (i) held by the Sellers and (ii) Related to the Business.

“Notes” means $550,000,000 of aggregate principal amount of 7.375% second priority senior secured notes due 2023 issued pursuant to the Indenture.

“Notice of Redemption” has the meaning set forth in Section 5.14(a).

“Notice Period” has the meaning set forth in Section 7.4(a).

“Ordinary Course” or “Ordinary Course of Business” means the conduct of the Business in accordance with the Sellers’ normal customs, practices and procedures of the Business.

“Other Assets” means all assets listed on the Sellers’ balance sheet (other than Bulk Assets, CIP Assets, Deposit Assets, FF&E Assets, Leasehold Assets, New Equipment Assets, Prepaid Expenses, Rental Assets and Transportation Assets).

“Outside Date” has the meaning set forth in Section 8.1(b).

“Parts” means those parts and other assets that comprise the Sellers’ accounts in respect of parts as referenced in the audited financial statements of the Sellers for the year ended December 31, 2021.

“Permitted Encumbrances” means (i) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s liens or other similar common law or statutory Encumbrances arising or incurred in the Ordinary Course and which are (x) not yet due and payable or (y) being contested in good faith by appropriate proceedings, in each case in an amount that would not be material to the Business; (ii) liens for Taxes, assessments and other governmental charges not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, in each case, in an amount that would not be material; and (iii) with respect to the Leased Real Property, (A) easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions that would be shown by a current title report or other similar report or listing, (B) any encroachments, protrusions or conditions that may be shown by a current survey or physical inspection, and (C) the Seller Real Property Leases, (D) the SNDA Documents, and (E) zoning, building, subdivision, planning, land use or other similar requirements or restrictions, in each case, that do not materially detract from the value of the Leased Real Property affected thereby and do not materially interfere with the use of such property in the Ordinary Course of Business. No rights or interest of a lessor in respect of any Rental Assets or other assets (other than in respect of Leased Real Property) shall constitute a Permitted Encumbrance.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a Government Entity, a trust or other entity or organization.

“Personal Information” means any information that (i) identifies or could reasonably be used to identify an individual, device, browser or household or (ii) otherwise qualifies as “personal data,” “personal information,” “protected health information,” “nonpublic personal information,” or other similar terms as defined by any applicable Laws.

“Policies” has the meaning set forth in Section 3.21.

“Power of Attorney” means an irrevocable power of attorney, duly executed by the Sellers, to persons designated by Buyer to facilitate, cause and register the transfers of the Transferred Assets to Buyer, in substantially the form attached hereto as Exhibit E.

“Post-Closing Equipment Count” has the meaning set forth in Section 2.6(a)(ii).

“Post-Closing Parts Count” has the meaning set forth in Section 2.6(a)(ii).

“Pre-Closing Estimated Statement” has the meaning set forth in Section 2.6(b).

“Prepaid Expenses” means the Sellers’ prepaid expenses.

“Privacy Laws” means all applicable foreign or domestic (federal, state, or local) Laws concerning or relating to the Processing of Personal Information.

“Privacy Policies” means any publicly-facing statements or policies of the Sellers.

“Privacy Requirements” means, collectively, the Privacy Laws and the Privacy Policies.

“Process” or “Processing” shall mean the use, collection, receipt, processing, aggregation, storage, adaption, alteration, transfer, retrieval, disclosure, dissemination, combination, erasure, destruction, or anonymization of any data, any other operation or set of operations that is performed on data or on sets of data, in each case, whether or not by automated means, and any other form of processing.

“Purchase Price Adjustment Amount” has the meaning set forth in Section 2.6(g).

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Government Entity or Internet domain name registrar.

“Related to the Business” means primarily related to, or used in or held for use in connection with, the Business.

“Rental Asset Acquisitions” means Rental Assets purchased in arms’-length transactions by the Sellers from and after August 4, 2022, and owned by the Sellers as of immediately prior to the Closing.

“Rental Asset Sales” means any and all sales or other dispositions of Rental Assets by the Sellers from and after August 4, 2022, and prior to the Closing.

Rental Assets” means (A) all rental vehicles and equipment owned, leased or sub-rented by the Sellers (as lessees) as of the Closing Date that are Related to the Business and (B) new vehicles and equipment in the possession of the Sellers that are Related to the Business and that have not yet been leased or sub-rented to customers, subject to, in the case of Rental Assets that are leased or sub-rented to customers, the applicable lease or sub-rental agreement with customers.

“Rental Assets OEC Adjustment” means the amount equal to the aggregate original equipment cost of all Rental Assets as of the Closing (taking into account any Rental Asset Acquisitions and Rental Asset Sales following August 4, 2022) minus $1,858,688,592, whether a positive or negative number.

“Rental Ready” means, with respect to each Rental Asset, that such Rental Asset is, as of the Closing Date, in compliance with code and all applicable Laws governing the rental of vehicles such that such Rental Asset is ready to be rented to third parties in accordance with customary industry practices and either (A) actually being rented by a third party and is in the possession of a third party pursuant to a bona fide arms’-length rental agreement for which the customer is actually being charged or (B) all maintenance reasonably expected by Buyer to be needed in accordance with customary industry practices has been performed with respect to such item and that such item does not require repairs, and where repairs need to be completed by Buyer and/or its Affiliates, the total cost of those repairs does not exceed $750 per item. Buyer and the Sellers shall work together in good faith during the one hundred and forty (140) day period following the Closing to identify all Rental Assets that shall not be deemed Rental Ready based on the status and condition of the Rental Assets as of the Closing.

“Repair Costs” means the aggregate costs incurred or reasonably expected to be incurred (based on the fair market value of a similar unit, accounting for age and engine hours) by Buyer and/or its Affiliates to make repairs, replacements, improvements or other alterations to restore to Rental Ready condition any Rental Assets that were not Rental Ready (the “Repairs”); provided, that the Repair Costs shall include such costs with respect to an individual Rental Asset solely to the extent such aggregate costs with respect to such Rental Asset are in excess of the Repair Threshold. Subject to the limitations in the previous sentence, all costs included in the calculation of the Repair Cost for an individual Rental Asset shall be (i) based on Buyer’s internal labor rates generally in effect on the Execution Date and actual costs of parts (without any markup) if the Rental Asset is repaired, replaced, improved or altered by Buyer and/or its Affiliates or (ii) based on Buyer’s actual cost (without any markup) if the Rental Asset is repaired, replaced, improved or altered by a Person other than Buyer and/or its Affiliates, in each case as are incurred to return such Rental Asset to Rental Ready condition or (iii) in the case of any Repairs identified but not completed by the date of delivery of the Closing Date Statement, the actual cost of labor and parts used in the Repairs to date by Buyer, and Buyer’s reasonable best estimated cost of labor and parts expected to be used to complete the Repairs, based on Buyer’s experience, in each case of clauses (i) through (iii), as are incurred or reasonably expected to be incurred to return such Rental Asset to Rental Ready condition.

“Repair Threshold” means $750.

“Reseller Certificates” has the meaning set forth in Section 5.5(d).

“Restrictive Covenant Agreements” has the meaning set forth in Section 2.1(q).

“Second Escrow Release Date” has the meaning set forth in Section 2.7(b).

“Seller” has the meaning set forth in the Preamble.

“Seller Indemnified Parties” has the meaning set forth in Section 7.3(a).

“Seller Marks” means collectively, all Trademarks containing or comprising “AHERN RENTALS” and any other variations, derivatives, abbreviations, translations, transliterations and stylizations thereof used by the Sellers in the Business.

“Seller Real Property Leases” has the meaning set forth in Section 3.12(b).

“Sellers” has the meaning set forth in the Preamble.

“Sellers’ Objection” has the meaning set forth in Section 2.6(d).

“SNDA Documents” has the meaning set forth in Section 3.12(b).

“Subsidiary” means any Person whose securities or other ownership interests having by their terms the power to elect a majority of the board of directors or other persons performing similar functions are owned or controlled, directly or indirectly, by the Sellers and/or one or more of their Subsidiaries.

“Target Working Capital Value” means $7,667,164.

“Tax Returns” means all reports and returns filed or required to be filed with respect to Taxes.

“Taxes” means all federal, state or local and all foreign taxes, including income, gross receipts, windfall profits, value added, severance, property, production, escheat, sales, use, duty, license, excise, franchise, employment, withholding or similar taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Third Party Claim” has the meaning set forth in Section 7.4(a).

“Top Customer” has the meaning set forth in Section 3.14(a).

“Top Supplier” has the meaning set forth in Section 3.14(c).

“Trade Secrets” has the meaning set forth in the “Intellectual Property” definition.

“Trademarks” has the meaning set forth in the “Intellectual Property” definition.

“Transfer Taxes” has the meaning set forth in Section 5.5(d).

“Transferred Assets” has the meaning set forth in Section 2.1.

“Transferred Contracts” means the Contracts set forth in Section 2.1(n) of the Disclosure Schedules, it being understood that no Contracts that are operating, finance or capital leases for Rental Assets or other assets shall be included in the Transferred Contracts but that the rental equipment subject to such leases shall be transferred as Transferred Assets upon the buyout or repayment thereof on the Closing Date, subject to compliance with Section 5.14(c)) and it being further understood that the Seller Real Property Leases shall be included in the Transferred Contracts.

“Transferred Intellectual Property” means all Intellectual Property owned or purported to be owned by the Sellers that is Related to the Business, excluding any Intellectual Property included in the Excluded Assets. Transferred Intellectual Property includes the Intellectual Property described on Section 2.1(l) of the Disclosure Schedules.

“Transferred IT Assets” means all IT Assets owned or purported to be owned by the Sellers that is Related to the Business, excluding any IT Assets included in the Excluded Assets. Transferred IT Assets includes the IT Assets described on Section 2.1(m) of the Disclosure Schedules.

“Transferred Registered IP” has the meaning set forth in Section 3.16(a).

“Transition Services Agreement” means the transition services agreement in a form to be negotiated in good faith by the parties based on the terms set forth in the outline attached hereto as Exhibit C.

“Transportation Asset Acquisition” means Transportation Assets purchased in arms’-length transactions by the Sellers from and after August 4, 2022, and owned by the Sellers as of immediately prior to the Closing.

“Transportation Asset Sale” means any and all sales or other dispositions of Transportation Assets by the Sellers from and after August 4, 2022, and prior to the Closing.

“Transportation Assets” means delivery, service and staff vehicles and trailers used to deliver vehicles and related transportation equipment, in each case, owned or leased by the Sellers and that are Related to the Business.

“Transportation Assets OEC Adjustment” means the amount equal to the aggregate original equipment cost of all Transportation Assets as of the Closing (taking into account any Transportation Asset Acquisitions and Transportation Asset Sales following August 4, 2022) minus $143,345,943, whether a positive or negative number.

“Unaudited Financial Statements” has the meaning set forth in Section 3.6(a).

“Uncollected Accounts Receivable” means the aggregate amount of Accounts Receivable not collected as of the Closing.

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act of 1989, as may be amended from time to time, or any similar state or local law.

“XCMG” has the meaning set forth in Section 2.2(q).

“XCMG Assets” has the meaning set forth in Section 2.2(q).

“XCMG Asset Return Date” has the meaning set forth in Section 5.18.

“XCMG Replacement Contracts” has the meaning set forth in Section 5.18.

“XCMG Re-Rental Agreements” means the re-rental agreements pursuant to which the Sellers re-rent XCMG Assets to third party customers.

“XCMG Re-Rental Customers” means the third party customers that rent XCMG Assets pursuant to XCMG Re-Rental Agreements.

Section 1.2        Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

Article II

PURCHASE AND SALE OF THE BUSINESS

Section 2.1        Purchase and Sale of Assets. On the terms and subject to the conditions set forth herein, at the Closing, the Sellers shall sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase from the Sellers, all of the Sellers’ right, title and interest, as of the Closing, in and to the assets of the Sellers that are Related to the Business, whether tangible or intangible, real, personal or mixed, except for the Excluded Assets (collectively, the “Transferred Assets”), free and clear of all Encumbrances, other than Permitted Encumbrances, including all of such right, title and interest in and to the following:

(a)        all Bulk Assets;

(b)        all CIP Assets;

(c)        all Deposit Assets, other than those set forth in Section 2.2(u) of the Disclosure Schedules;

(d)        all FF&E Assets;

(e)        all Leasehold Assets;

(f)         all New Equipment Assets;

(g)        all Prepaid Expenses, other than those set forth in Section 2.2(x) of the Disclosure Schedules;

(h)       all supporting equipment related to the Rental Assets;

(i)         all Rental Assets, which shall include all rental equipment that is subject to an operating, financial or capital lease, which leases shall be paid off and terminated at or prior to the Closing Date as provided in Section 5.14(c) so that the underlying assets can be transferred as Transferred Assets;

(j)         all Transportation Assets;

(k)        all Other Assets;

(l)         all Transferred Intellectual Property, together with all goodwill associated therewith and symbolized thereby, all past, present and future claims and causes of action, and the right to sue for and collect any resulting recovery of damages;

(m)       all Transferred IT Assets;

(n)        all Transferred Contracts;

(o)        all Books and Records, other than those set forth in Section 2.2(o);

(p)        all goodwill, if any, to the extent Related to the Business;

(q)        all non-competition, non-solicitation, non-disclosure and similar restrictive covenant agreements entered into by the Sellers and any Employee who becomes a Continuing Employee (the “Restrictive Covenant Agreements”);

(r)         all causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by the Sellers to the extent Related to the Business, the Transferred Assets, the Assumed Liabilities or the ownership, use, function or value of any Transferred Asset, whether arising by way of counterclaim or otherwise, other than those set forth in Section 2.2(m) and Section 2.2(n);

(s)        all credits, prepaid expenses, deferred charges, advance payments made by the Sellers to third parties, security deposits, prepaid items and duties to the extent related to a Transferred Asset;

(t)        to the extent their transfer is permitted by Law, all Governmental Authorizations and Non-Governmental Authorizations and all applications therefor;

(u)        all guaranties, warranties, indemnities and similar rights in favor of the Sellers to the extent related to any Transferred Asset;

(v)        all security cameras and security-related equipment located on or at any Leased Real Property; and

(w)       all other assets Related to the Business other than (A) assets of the types referred to in clauses (a) through (u) above and assets that would be included therein were it not for the qualifications, exceptions and limitations set forth therein and (B) Excluded Assets.

Section 2.2        Excluded Assets. Notwithstanding anything herein to the contrary, from and after the Closing, the Sellers and its and their Affiliates shall retain all of their existing right, title and interest in and to, and there shall be excluded from the sale, conveyance, assignment or transfer to Buyer hereunder, and the Transferred Assets shall not include any of the following (the “Excluded Assets”):

(a)        all Cash as of the Closing Date;

(b)        all Contracts that are not Transferred Contracts;

(c)        the rights of the Sellers under this Agreement and the Ancillary Agreements;

(d)        all Accounts Receivable as of the Closing;

(e)        all Foreign Operations;

(f)        all assets required for, related to, used or held for use, in each case primarily in connection with, the Manufacturing Business as conducted by the Sellers and its and their Affiliates immediately prior to the Closing;

(g)        all assets and rights related to aviation;

(h)       all assets and rights related to security that are not located on or at any Leased Real Property, including personnel and IT Assets located at the Sellers’ principal headquarters;

(i)         the Seller Marks;

(j)         the IT Assets specified in Section 2.2(j) of the Disclosure Schedules;

(k)        Tax assets relating to taxable periods or portions thereof ending on or before the Closing Date;

(l)         all Benefit Plans and assets attributable thereto, other than any Restrictive Covenant Agreements;

(m)       all insurance policies maintained by the Sellers or any of their Affiliates in respect of the Business, and all rights, claims, or causes of action thereunder;

(n)        all rights, causes of action, lawsuits, judgments, claims and demands of any nature relating to any Excluded Asset, Excluded Liability, and all litigation (and related claims and underlying rights) where Seller is a plaintiff as of the Execution Date, including but not limited to the lawsuits against EquipmentShare, Inc.;

(o)        the corporate seals, organizational documents, minute books, stock books, Tax Returns, books of account or other records having to do with the corporate or limited liability company organization of the Sellers, all employee-related or employee benefit-related files or records, other than personnel files of Continuing Employees, Books and Records that are not related to the Business, the Transferred Assets, or Assumed Liabilities, and any other books and records which the Sellers are prohibited from disclosing or transferring to Buyer under applicable Law or are required by applicable Law to retain;

(p)        (i) any attorney-client privilege and attorney work-product protection of the Sellers as a result of in-house or outside legal counsel representing the Sellers, including in connection with the transactions contemplated by this Agreement; (ii) all documents subject to the attorney-client privilege or work-product protection described in clause (i) of this Section 2.2(p); and (iii) all documents prepared by or on behalf of the Sellers in connection with the transactions contemplated by this Agreement;

(q)        all re-rental assets and equipment (including assets and equipment that are on-rent and off-rent to customers) subleased from Xuzhou Construction Machinery Group Co. (“XCMG”) as of immediately prior to the Closing (the “XCMG Assets”);

(r)         the receivables of the Sellers set forth in the 1200 series accounts of Ahern Rental’s general ledger;

(s)        the assets set forth in Section 2.2(s) of the Disclosure Schedules;

(t)         all receivables from Subsidiaries and Affiliates of the Sellers;

(u)        all deposit assets set forth in Section 2.2(u) of the Disclosure Schedules;

(v)        all pro-rated amounts as set forth in Section 2.2(v) of the Disclosure Schedules;

(w)       all assets set forth in Section 2.2(w) of the Disclosure Schedules, located at locations that are not being conveyed to Buyer pursuant to this Agreement; and

(x)         all Prepaid Expenses set forth in Section 2.2(x) of the Disclosure Schedules;

(y)        the Intellectual Property set forth in Section 2.2(y) of the Disclosure Schedules;

(z)         all other assets, properties, interests and rights that are not used in or related to the Business.

Section 2.3        Assumed Liabilities. As of the Closing Date, Buyer shall assume only the following Liabilities of the Sellers arising out of events and based on underlying facts and circumstances occurring after the Closing (other than with respect to Current Liabilities as of the Closing as used in the calculation of the Estimated Closing Net Working Capital and the Closing Date Net Working Capital, which such Current Liabilities shall be assumed by Buyer whether such Liabilities arose out of events or are based on underlying facts and circumstances that occurred prior to or after Closing) and no other Liabilities (collectively, the “Assumed Liabilities”):

(a)        all accounts payable and accrued expenses of the Sellers that are Related to the Business existing as of the Closing Date to the extent reflected as Current Liabilities in the Closing Date Statement, which expenses shall include for the avoidance of doubt all vacation, sick leave and paid time off of Employees accrued by the Sellers as of the Closing(other than any amounts required by applicable Law to be paid by the Sellers to Employees at the Closing as a result of the termination of the Employees’ employment with the Sellers);

(b)        all Liabilities pertaining to the Transferred Assets (other than liabilities for Taxes), including Liabilities under the Seller Real Property Leases, to the extent arising and accruing on or after the Closing and attributable to the time period on or after the Closing Date, and in the case of Transferred Assets that are Transferred Contracts, Governmental Authorizations and Non-Governmental Authorizations, to the extent such Liabilities do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by the Sellers prior to the Closing;

(c)        all Liabilities under any Permitted Encumbrance to the extent related to any Transferred Asset;

(d)        all costs for repairs, replacements, improvements or any other alterations in respect of any Rental Assets that do not constitute Repair Costs; and

(e)         all liabilities for refunds, adjustments, allowances, repairs, exchanges, returns, product liability, warranty liability or similar claims with respect to the Transferred Assets.

Section 2.4         Excluded Liabilities. Except to the extent expressly included in the Assumed Liabilities, Buyer shall not assume any Liabilities of the Sellers, any of its or their Affiliates, or any of their officers, directors, managers, owners, employees or agents, in each case, whenever arising and of whatever type or nature (the “Excluded Liabilities”), including for the avoidance of doubt any liabilities relating to any operating, finance or capital leases of Rental Assets or other assets or the excluded liabilities set forth in Section 2.4 of the Disclosure Schedules. Without limiting the foregoing, the Sellers expressly acknowledge and agree that Buyer is not assuming, and Buyer expressly disclaims and declines assumption of, any and all Liabilities of the Sellers arising from or related to acts or omissions by the Sellers occurring on or prior to the Closing Date, except to the extent expressly included in the Assumed Liabilities.

Section 2.5         Purchase Price.

(a)            At the Closing, subject to (x) compliance by the Sellers with their obligations under Section 2.6, Section 5.2(x) and Section 5.13 and (y) delivery by the Sellers to Buyer at least five (5) Business Days prior to the Closing of such other information as may be reasonably required to determine amounts required to pay off, discharge and terminate the Closing Indebtedness (or, in the case of any letters of credit then outstanding under the Credit Agreement, cash collateralize or terminate such letters of credit or provide backstop letters of credit, or make other arrangements satisfactory to the issuer of such letters of credit) (all such amounts together, the “Closing Indebtedness Payoff Amount”), Buyer shall, or shall cause, the Closing Indebtedness to be paid off, satisfied and discharged and/or terminated (or, in the case of any letters of credit then outstanding under the Credit Agreement, cash collateralize or terminate such letters of credit or provide backstop letters of credit, or make other arrangements satisfactory to the issuer of such letters of credit), or shall provide sufficient funds to the Sellers to effect such transactions (in which case the Sellers shall cause such transactions to be effected).

(b)            On the terms and subject to the conditions set forth herein, in consideration of the sale of the Transferred Assets, at the Closing, in addition to the assumption of the Assumed Liabilities, Buyer shall pay or cause to be paid to the Sellers an amount in cash equal to the Base Purchase Price, (i) plus the amount by which the Estimated Closing Net Working Capital exceeds the Target Working Capital Value or minus the amount by which the Target Working Capital Value exceeds the Estimated Closing Net Working Capital, (ii) plus the Estimated Bulk Assets OEC Adjustment (whether a positive or negative number), (iii) plus the Estimated CIP Assets OEC Adjustment (whether a positive or negative number), (iv) plus the Estimated FF&E Assets OEC Adjustment (whether a positive or negative number), (v) plus the Estimated Leasehold Assets OEC Adjustment (whether a positive or negative number), (vi) plus the Estimated New Equipment Assets OEC Adjustment (whether a positive or negative number), (vii) plus the Estimated Rental Assets OEC Adjustment (whether a positive or negative number), (viii) plus the Estimated Transportation Assets OEC Adjustment (whether a positive or negative number), (ix) minus the Closing Indebtedness Payoff Amount Estimate (the Base Purchase Price as adjusted by the foregoing clauses (i) through (ix), the “Estimated Purchase Price”), (x) minus the Escrow Amount(the Base Purchase Price as adjusted by the foregoing clauses (i) through (x), the “Closing Payment”). The Escrow Amount shall be delivered to the Escrow Agent at the Closing by wire transfer of immediately available funds to the Escrow Account, and shall be held in the Escrow Account and disbursed pursuant to the terms of the Escrow Agreement and this Agreement.

Section 2.6        Purchase Price Adjustments.

(a)           Inventory Counts.

(i)         Prior to delivering the Pre-Closing Estimated Statement to Buyer, but not earlier than the date that is five (5) days prior to such delivery (such date to be mutually agreed by the parties), the Sellers shall perform, and Buyer shall have the right to observe, an inventory count of the Bulk Assets, CIP Assets, FF&E Assets, Leasehold Assets, New Equipment Assets, Rental Assets, and Transportation Assets (the “Inventory Count Assets,” and such inventory count, the “Inventory Count”) to determine the Inventory Count Assets set forth in the Pre-Closing Estimated Statement. Sellers shall provide to Buyer the results of its Inventory Count promptly after completion, in any event, at least five (5) Business Days prior to the Closing Date. During the three (3) Business Days immediately following delivery of the Pre-Closing Estimated Statement, the Sellers shall grant Buyer or its representatives reasonable access to Sellers’ Books and Records and facilities during normal business hours as may be necessary in order for Buyer to verify the Inventory Count.

(ii)        Buyer shall have (A) twenty (20) days following the Closing Date to perform an inventory count of all Inventory Count Assets (other than Parts) as of the Closing (such inventory count, the “Post-Closing Equipment Count”) and (B) sixty (60) days following the Closing Date to perform an inventory count of all Parts as of the Closing (such inventory count, the “Post-Closing Parts Count”), in each case to verify the Inventory Count Assets as set forth in the Pre-Closing Estimated Statement. The Sellers shall have the right to observe the Post-Closing Parts Count and the Post-Closing Equipment Count. Buyer shall provide to Sellers the results of the Post-Closing Equipment Count and the Post-Closing Parts Count as promptly as reasonably practicable after each such count is completed.

(b)            Pre-Closing Estimated Statement. At least five (5) Business Days prior to the Closing Date, the Sellers shall prepare in good faith and deliver to Buyer a pre-closing statement in a form mutually agreed between Buyer and the Sellers (the “Pre-Closing Estimated Statement”) which shall set forth (i) the Sellers’ estimates of the Closing Date Net Working Capital (the “Estimated Closing Net Working Capital”) (and the line items comprising the Current Assets and the Current Liabilities as of the Closing), (ii) the Inventory Count, (iii) the Bulk Assets OEC Adjustment (the “Estimated Bulk Assets OEC Adjustment”), (iv) the CIP Assets OEC Adjustment (the “Estimated CIP Assets OEC Adjustment”), (v) the FF&E Assets OEC Adjustment (the “Estimated FF&E Assets OEC Adjustment”), (vi) the Leasehold Assets OEC Adjustment (the “Estimated Leasehold Assets OEC Adjustment”), (vii) the New Equipment Assets OEC Adjustment (the “Estimated New Equipment Assets OEC Adjustment”), (viii) the Rental Assets OEC Adjustment (the “Estimated Rental Assets OEC Adjustment”), (ix) the Transportation Assets OEC Adjustment (the “Estimated Transportation Assets OEC Adjustment”) and (x) the Closing Indebtedness Payoff Amount (the “Closing Indebtedness Payoff Amount Estimate”), each of which shall be prepared in accordance with the Calculation Principles and, in the case of the OEC adjustments set forth in (iii) through (ix), which shall be based on the Inventory Count and Sellers’ Books and Records. Subject to applicable Law, the Sellers shall provide to Buyer and its accountants and/or representatives, reasonable documentation detailing the calculations and other information required to be included in the Pre-Closing Estimated Statement and its components, together with such additional information as Buyer may reasonably request; provided, that such access shall be in a manner that does not interfere with the normal business operations of the Sellers, and Buyer shall and shall cause any of its accountants and/or representatives to treat any information gained thereby as confidential or execute any confidentiality, non-reliance or other similar agreement reasonably required by the accountants of the Sellers or their Affiliates. To the extent that Buyer disagrees with the Estimated Closing Net Working Capital or the line items comprising the Current Assets and the Current Liabilities as of the Closing, the Inventory Count, the Estimated Bulk Assets OEC Adjustment, the Estimated CIP Assets OEC Adjustment, the Estimated FF&E Assets OEC Adjustment, the Estimated Leasehold Assets OEC Adjustment, the Estimated New Equipment Assets OEC Adjustment, the Estimated Rental Assets OEC Adjustment, the Estimated Transportation Assets OEC Adjustment or the Closing Indebtedness Payoff Amount Estimate as set forth in the Pre-Closing Estimated Statement, Buyer may deliver written notice of its disagreement to the Sellers at least two (2) Business Days prior to the Closing Date, and Buyer and the Sellers shall seek to resolve such differences prior to the Closing Date. To the extent such differences are resolved, such revised and/or agreed upon statement reflecting the resolved differences shall be included in and modify the Pre-Closing Estimated Statement, and any such differences that are not resolved will be resolved in connection with the determination of the final Closing Date Statement.

(c)            Closing Date Statement. As soon as reasonably practicable but in no event more than five (5) Business Days following the date that is one hundred and forty (140) days following the Closing Date, Buyer shall prepare, or cause to be prepared, in good faith and deliver to the Sellers the Closing Date Statement, which shall set forth (i) the Closing Date Net Working Capital (and the line items comprising the Current Assets and the Current Liabilities as of the Closing), prepared in accordance with the Calculation Principles, (ii) the Post-Closing Equipment Count, (iii) Post-Closing Parts Count and (iv) the Bulk Assets OEC Adjustment, the CIP Assets OEC Adjustment, the FF&E Assets OEC Adjustment, the Leasehold Assets OEC Adjustment, the New Equipment Assets OEC Adjustment, the Rental Assets OEC Adjustment, and the Transportation Assets OEC Adjustment, each as finally determined in accordance with the process set forth in Section 2.6(b), (v) the Repair Costs, and (vi) the Closing Indebtedness Payoff Amount. Subject to applicable Law, Buyer will provide to the Sellers and its or their accountants and/or representatives reasonable documentation detailing the calculations and other information required to be included in the Closing Date Statement and its components, together with such additional information as the Sellers may reasonably request; provided, that such access shall be in a manner that does not interfere with the normal business operations of Buyer, and the Sellers shall and shall direct any of their accountants and/or representatives to treat any information gained thereby as confidential or execute any confidentiality, non-reliance or other similar agreement reasonably required by the accountants of Buyer or its Affiliates.

(d)            Sellers Objection. The Sellers shall have twenty (20) days after Buyer’s delivery to the Sellers of the Closing Date Statement to inform Buyer in writing (the “Sellers’ Objection”) of any dispute of any item, calculation or other matter contained in the Closing Date Statement, which Sellers’ Objection shall set forth a reasonably detailed description of the dispute and the adjustments to the Closing Date Statement and the corresponding adjustments to the Closing Date Net Working Capital, Post-Closing Equipment Count, the Post-Closing Parts Count, the Bulk Assets OEC Adjustment, the CIP Assets OEC Adjustment, the FF&E Assets OEC Adjustment, the Leasehold Assets OEC Adjustment, the New Equipment Assets OEC Adjustment, the Rental Assets OEC Adjustment, the Transportation Assets OEC Adjustment, the Repair Costs, and the Closing Indebtedness Payoff Amount that the Sellers believe should be made. If no Sellers’ Objection is received by Buyer on or before the last day of such twenty (20)-day period, then the Closing Date Net Working Capital, Post-Closing Equipment Count, the Post-Closing Parts Count, the Bulk Assets OEC Adjustment, the CIP Assets OEC Adjustment, the FF&E Assets OEC Adjustment, the Leasehold Assets OEC Adjustment, the New Equipment Assets OEC Adjustment, the Rental Assets OEC Adjustment, the Transportation Assets OEC Adjustment, the Repair Costs, and the Closing Indebtedness Payoff Amount set forth in the Closing Date Statement delivered by Buyer shall be final. Buyer shall have twenty (20) days from its receipt of Sellers’ Objection to review and respond to the Sellers’ Objection. In the event that the Sellers timely deliver a Sellers’ Objection to Buyer, the Sellers and Buyer shall cooperate in good faith to resolve any dispute(s) specified therein as promptly as possible, and any resolution by them as to any item, calculation or other matter specified in the Sellers’ Objection shall be final and binding on the parties hereto.

(e)            Disputed Amounts. If the Sellers and Buyer are unable to resolve all of their disagreements with respect to the proposed adjustments set forth in the Sellers’ Objection within ten (10) days following the completion of Buyer’s review of the Sellers’ Objection, they shall refer any remaining disagreements (“Disputed Amounts”) to the CPA Firm which, acting as experts and not as arbitrators, shall determine, on the basis set forth in and in accordance with this Section 2.6, and only with respect to the remaining differences so submitted, whether and to what extent, if any, the Closing Date Net Working Capital, the Post-Closing Equipment Count, the Post-Closing Parts Count, the Bulk Assets OEC Adjustment, the CIP Assets OEC Adjustment, the FF&E Assets OEC Adjustment, the Leasehold Assets OEC Adjustment, the New Equipment Assets OEC Adjustment, the Rental Assets OEC Adjustment, the Transportation Assets OEC Adjustment, the Repair Costs, and the Closing Indebtedness Payoff Amount, as applicable, require adjustment. Buyer and the Sellers shall instruct the CPA Firm to deliver its written determination to Buyer and the Sellers no later than twenty (20) days after the remaining differences underlying the Sellers’ Objection are referred to the CPA Firm. The CPA Firm’s determination shall be conclusive and binding upon Buyer and the Sellers and its and their respective Affiliates. Buyer and the Sellers shall make readily available to the CPA Firm all relevant Books and Records and any work papers (including those of the parties’ respective accountants, to the extent reasonably permitted by such accountants) relating to the Pre-Closing Estimated Statement, Closing Date Statement and the Sellers’ Objection and all other items reasonably requested by the CPA Firm in connection therewith. The Sellers shall pay a portion of the fees and expenses of the CPA Firm equal to one hundred percent (100%) of such fees and expenses multiplied by a fraction, the numerator of which is the amount of Disputed Amounts submitted to the CPA Firm that are resolved in favor of Buyer (that being the absolute value of the difference between the CPA Firm’s determination and the Sellers’ determination) and the denominator of which is the total amount of Disputed Amounts submitted to the CPA Firm (that being the sum total of (1) the absolute value of the amount Buyer’s determination differs from the determination of the CPA Firm and (2) the absolute value of the amount the Sellers’ determination differs from the determination of the CPA Firm). Buyer shall pay that portion of the fees and expenses of the CPA Firm that the Sellers are not required to pay hereunder.

(f)            Access. The Sellers shall provide to Buyer and its accountants full access to the Books and Records and to any other information, including work papers of their accountants (to the extent permitted by such accountants), and to any employees during regular business hours and on reasonable advance notice, solely to the extent necessary for Buyer to prepare the Closing Date Statement, to respond to the Sellers’ Objection and to prepare materials for presentation to the CPA Firm in connection with Section 2.6(e). Buyer shall provide to the Sellers and their accountants full access to all information used by Buyer in preparing the Closing Date Statement, including the Books and Records and the work papers of its accountants (to the extent reasonably permitted by such accountants) and to any employees during regular business hours and upon reasonable advance notice solely to the extent necessary for the Sellers to prepare the Sellers’ Objection, and to prepare materials for the presentation to the CPA Firm in connection with Section 2.6(e).

(g)            Purchase Price Adjustment Amount. As soon as reasonably practicable but in no event more than five (5) Business Days after the final determination of (i) the Current Assets, the Current Liabilities, and the Closing Date Net Working Capital as of the Closing (which shall, for the avoidance of doubt, reflect and be determined in accordance with the Calculation Principles), (ii) the Bulk Assets OEC Adjustment, (iii) the CIP Assets OEC Adjustment, (iv) the FF&E Assets OEC Adjustment, (v) the Leasehold Assets OEC Adjustment, (vi) the New Equipment Assets OEC Adjustment, (vii) the Rental Assets OEC Adjustment, (viii) the Transportation Assets OEC Adjustment, (ix) the Repair Costs, and (x) the Closing Indebtedness Payoff Amount, pursuant to this Section 2.6, the parties shall determine the difference of the Final Purchase Price minus the Estimated Purchase Price, which amount may be positive or negative (such amount, the “Purchase Price Adjustment Amount”, and the date of the final determination thereof, the “Adjustment Determination Date”).

(h)            Payment of Purchase Price Adjustment Amount. On the date that is five (5) Business Days after the Adjustment Determination Date (the “Adjustment Payment Date”): (i) if the Purchase Price Adjustment Amount is a positive number, Buyer shall pay or cause to be paid to the Sellers the Purchase Price Adjustment Amount by wire transfer of immediately available funds to an account or accounts designated by the Sellers; and (ii) if the Purchase Price Adjustment Amount is a negative number, the Sellers and Buyer shall cause an amount equal to the Purchase Price Adjustment Amount to be paid to Buyer from the Escrow Account; provided, that to the extent the funds remaining in the Escrow Account that are not subject to pending claims under Article VII as of the Adjustment Payment Date are insufficient to pay any portion of a negative Purchase Price Adjustment Amount, the Sellers shall pay or cause to be paid to Buyer on the Adjustment Payment Date, by wire transfer of immediately available funds to an account designated by Buyer, the amount equal to such deficit.

(i)            Tax Treatment. For the avoidance of doubt, any adjustments made pursuant to this Section 2.6 shall be treated as adjustments to the consideration for U.S. federal (and any applicable state, local, or foreign) income Tax purposes.

Section 2.7         Escrow Account Release Dates.

(a)            On or before the date that is five (5) Business Days after the Adjustment Payment Date (the “First Escrow Release Date”), any funds remaining in the Escrow Account (taking into account any amounts that have already been paid or are payable as of the Adjustment Payment Date in respect of the Purchase Price Adjustment Amount, as applicable, or indemnification by the Sellers pursuant to Article VII) in excess of $25,000,000 shall be released to the Sellers; provided, that if there are any claims under Article VII that are pending on the First Escrow Release Date for which $25,000,000 would not be sufficient to cover any claimed Losses under such pending claims, an applicable portion of the funds in excess of $25,000,000 then-remaining in the Escrow Account to cover such claimed Losses shall be held back and not be released or paid to Buyer or the Sellers until the applicable claims are finally resolved and satisfied, and upon resolution of such claims, the applicable portion of the funds in the Escrow Account that is no longer subject to such claims shall be released to the Sellers as promptly as reasonably practicable and in any event within five (5) Business Days of such resolution. The parties shall jointly instruct the Escrow Agent to disburse funds from the Escrow Account in accordance with this Section 2.7(a) by the applicable dates provided herein.

(b)            On or before the date that is five (5) Business Days after the date that is one (1) year following the Closing Date (the “Second Escrow Release Date”), the funds remaining in the Escrow Account as of such date shall be released to the Sellers; provided, that if there are any claims under Article VII that are pending on the Second Escrow Release Date, the applicable portion of the funds then-remaining in the Escrow Account that is subject to any such claims shall be held back and not be released or paid to Buyer or the Sellers until such claims are finally resolved and satisfied, and upon resolution of such claims, the applicable portion of the funds in the Escrow Account that is no longer subject to such claims shall be released to the Sellers as promptly as reasonably practicable and in any event within five (5) Business Days of such resolution. The parties shall jointly instruct the Escrow Agent to disburse funds from the Escrow Account in accordance with this Section 2.7(b) by the applicable dates provided herein.

Section 2.8         Accounts Receivable. For a period of one hundred and eighty (180) days following the Closing Date, Buyer shall use commercially reasonable efforts, in accordance with Buyer’s ordinary practices (including using at least the same efforts and practices to collect Uncollected Accounts Receivable as Buyer uses to collect its own accounts receivable), to collect or cause its Subsidiaries to collect any Uncollected Accounts Receivable due to the Sellers for rentals occurring prior to the Closing; provided, that, for the avoidance of doubt, Buyer’s obligation to collect such Uncollected Accounts Receivable by commercially reasonable efforts shall not include any obligation of Buyer or any of its Subsidiaries to grant concession on future orders (or similar concessions). Notwithstanding any provision to the contrary in this Agreement, in the event that Buyer receives payments for such Uncollected Accounts Receivable, Buyer shall remit such payments to the Sellers on a monthly basis (for the avoidance of doubt, beginning on the day that is one (1) month following the Closing Date) until the day that is one hundred and eighty (180) days following the Closing Date; provided, that, if Buyer incurs any legal and/or collection fees in connection with collecting any Uncollected Accounts Receivable, the amount due to the Sellers shall be reduced by such fees. Following the date that is one hundred and eighty (180) days following the Closing Date, Buyer shall cease its efforts to collect any Uncollected Accounts Receivables remaining at such time and use commercially reasonable efforts to provide the Sellers or the Sellers’ designated third party with information regarding the remaining Uncollected Accounts Receivables at such time such that the Sellers or the Sellers’ designated third party may resume collection efforts on its own. Notwithstanding the foregoing, (A) if Buyer and the Sellers mutually agree, Buyer shall reasonably work in good faith with the Sellers to cause any Uncollected Accounts Receivable to be transferred to the Sellers or a third party designated by the Sellers for collection on behalf of the Sellers prior to the date that is one hundred and eighty (180) days following the Closing Date and (B) Buyer and the Sellers may mutually agree that Buyer shall be released from its obligations pursuant to this Section 2.8 with respect to certain Uncollected Accounts Receivable (provided, that, in the event Buyer is released from such obligations, Buyer shall provide the Sellers with reasonable documentation and information regarding any such Uncollected Accounts Receivable in a form sufficient for the Sellers and its or their Affiliates to be reasonably able to collect such Uncollected Accounts Receivable absent further efforts from Buyer). For the avoidance of doubt, the Sellers and their Affiliates, agents, and representatives may use the Seller Marks or refer to themselves as “fka Ahern Rentals, Inc.” or a similar reference, as applicable, in connection with any efforts to collect any Uncollected Accounts Receivable.

Section 2.9        Closing. The Closing shall take place remotely via electronic exchange of documents and signatures at 10:00 A.M., New York City time, on the third (3rd) Business Day following the date on which the conditions set forth in Section 6.1 (other than those conditions that by their nature are to be satisfied at the Closing but subject to the fulfillment or waiver of those conditions) have been satisfied or waived, or at such other time and place as the parties hereto may mutually agree. The date on which the Closing occurs is called the “Closing Date.” The Closing, and the transfer of the Transferred Assets and the assumption of the Assumed Liabilities hereunder, shall be deemed to be effective as of 11:59 P.M., New York City time, on the Closing Date.

Section 2.10       Deliveries by Buyer. At the Closing, Buyer shall deliver, or cause to be delivered, to the Sellers the following:

(a)            the Closing Payment in immediately available funds by wire transfer to an account or accounts which have been designated by the Sellers at least two (2) Business Days prior to the Closing Date;

(b)            a duly executed counterpart of each of the Ancillary Agreements (other than the Master Supply Agreement);

(c)            the Reseller Certificates; and

(d)            the certificate to be delivered pursuant to Section 6.3(d).

Section 2.11      Deliveries by the Sellers. At the Closing, in addition to delivering the Transferred Assets as provided in Section 2.1, the Sellers shall deliver, or cause to be delivered, to Buyer the following:

(a)            a duly executed counterpart of each of the Ancillary Agreements (other than the Master Supply Agreement);

(b)            a duly executed certification that the Sellers are not a foreign Person within the meaning set forth in Treasury Regulation Section 1.1445-2; it being understood that notwithstanding anything to the contrary contained herein, if the Sellers fail to provide Buyer with such certification, Buyer shall be entitled to withhold the requisite amount from the Closing Payment in accordance with Section 1445 of the Code and the applicable Treasury Regulations, and any such withheld amount shall be treated as paid to Buyer for all purposes of this Agreement;

(c)            all tangible embodiments of the Transferred Intellectual Property and Transferred IT Assets, in each case, in a form and format reasonably acceptable to Buyer;

(d)            the Books and Records (which may be delivered in physical or electronic form) that have not been delivered to Buyer prior to the Closing;

(e)            the certificate to be delivered pursuant to Section 6.2(h); and

(f)            the pay-off letters, bills of sale and lien release documentation to be obtained pursuant to Section 5.14(c) of this Agreement.

Section 2.12      Nonassignability of Assets.

(a)            Notwithstanding anything to the contrary contained in this Agreement, to the extent that the sale, assignment, sublease, transfer, conveyance or delivery or attempted sale, sublease, assignment, transfer, conveyance or delivery to Buyer of any asset that would be a Transferred Asset or any claim or right or any benefit arising thereunder or resulting therefrom is prohibited by any applicable Law or would require any governmental or third party authorizations, approvals, consents or waivers, and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing, the Closing shall proceed without the sale, assignment, sublease, transfer, conveyance or delivery of such asset unless such failure causes a failure of any of the conditions to Closing set forth in Article VI, in which event the Closing shall proceed only if the failed condition is waived by the party or parties entitled to the benefit thereof. In the event that the failed condition is waived and the Closing proceeds without the transfer, sublease or assignment of any such asset, then (i) such asset (other than any Rental Asset or other asset that is the subject of a capital lease, finance lease or operating lease) shall be regarded as a Transferred Asset for purposes of the calculations required under Section 2.6 if such asset is a Current Asset and (ii) following the Closing, the parties shall use their reasonable best efforts, and cooperate with each other, to obtain promptly such authorizations, approvals, consents or waivers; provided, however, that the Buyer shall bear any out-of-pocket costs and expenses incurred by the Sellers or their Affiliates in connection with actions taken to obtain such authorizations, approvals, consent or waivers; provided, further, that no Seller shall have any obligation to make any payments or assume any liability with respect to such asset or in connection with the assignment or novation of any such asset (other than, for the avoidance of doubt, any Excluded Liabilities or these payments or liabilities expressly contemplated by this Agreement). Pending such authorization, approval, consent or waiver, the parties shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangements designed to provide to Buyer the benefits of use of such asset and to the Sellers or their Affiliates the benefits, including any indemnities, that they would have obtained had the asset been conveyed to Buyer at the Closing. Once authorization, approval, consent or waiver for the sale, assignment, sublease, transfer, conveyance or delivery of any such asset not sold, assigned, subleased, transferred, conveyed or delivered at the Closing is obtained, the Sellers shall assign, transfer, convey and deliver such asset to Buyer at no additional cost. To the extent that any such asset cannot be transferred or the full benefits of use of any such asset cannot be provided to Buyer following the Closing pursuant to this Section 2.12, then Buyer and the Sellers shall enter into such arrangements (including subleasing, sublicensing or subcontracting) to provide to the parties hereto the economic (taking into account Tax costs and benefits) and operational equivalent, to the extent permitted, of obtaining such authorization, approval, consent or waiver and the performance by Buyer of the obligations thereunder. The Sellers shall hold in trust for and pay to Buyer promptly upon receipt thereof, all income, proceeds and other monies received by the Sellers or any of its or their Affiliates in connection with its use of any such asset (net of any Taxes and any other costs, fees and other expenses imposed upon or incurred by the Sellers or any of their Affiliates) in connection with the arrangements under this Section 2.12.

(b)            Any Rental Asset or other asset that is the subject of a capital lease, finance lease or operating lease (other than a Seller Real Property Lease) shall be subject to the pay-off requirements of Section 2.11(f) and Section 5.14. Buyer will have no obligation to pay off any lease or acquire any such Rental Asset or other asset (other than a Seller Real Property Lease) that is subject to a lease that is not paid off or otherwise terminated at the Closing as Closing Indebtedness. The Sellers shall be solely responsible for all liabilities, including any out-of-pocket costs and expenses incurred by the Sellers or their Affiliates, and responsible for performance in connection with any leases of Rental Assets or other assets (other than a Seller Real Property Lease) by the Sellers that are not paid off or otherwise terminated at Closing.

Section 2.13      Affiliate Acquisitions. Notwithstanding anything to the contrary contained in this Agreement, Buyer may elect to have any or all of the Transferred Assets conveyed or transferred to, or any of the Assumed Liabilities assumed by, one or more of its Affiliates, in which case Buyer shall allocate the Estimated Purchase Price among those Transferred Assets to be conveyed to Buyer and those Transferred Assets to be conveyed to the respective Affiliates of Buyer; provided, however, that no such election shall relieve Buyer of any of its obligations or liabilities to the Sellers and its and their Affiliates hereunder.

Article III

REPRESENTATIONS AND WARRANTIES OF the SELLERs

Except as set forth in the corresponding sections or subsections of the Disclosure Schedules (it being understood that any matter disclosed on any section or subsection of such schedule will be deemed to be disclosed on any other section or subsection for which applicability of such information and disclosure is reasonably apparent on its face), each of the Sellers, severally but not jointly, with respect to itself only hereby represents and warrants to Buyer as of the date hereof and as of the Closing (or in the case of representations and warranties that speak of a specified date, as of such specified date) as follows:

Section 3.1      Organization, Power and Qualification. Seller (a) is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the state of Nevada, (b) has all requisite corporate power and authority to own, lease and operate its assets and to carry on the Business as currently conducted, and (c) is qualified to do business and is in good standing as a foreign corporation or other entity in every jurisdiction in which its ownership or operation of the Transferred Assets or the conduct of the Business requires such qualification.

Section 3.2      Subsidiaries. Seller has no U.S. Subsidiaries.

Section 3.3      Power; Authorization; Valid and Binding Agreement. Seller has full corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement and each of the Ancillary Agreements to which it is or shall be a party and to perform its obligations hereunder and thereunder. The execution, delivery and performance by Seller of this Agreement and each of the Ancillary Agreements to which it is or shall be party and the consummation of the transactions contemplated by this Agreement and thereby have been duly and validly authorized, and no additional corporate or stockholder authorization or consent is required in connection with the execution, delivery and performance by Seller of this Agreement or any of the Ancillary Agreements. This Agreement and each of the Ancillary Agreements, assuming the due authorization, execution and delivery by Buyer, constitutes a valid and legally binding obligation of Seller enforceable against it in accordance with its respective terms except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or moratorium laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies (the “Bankruptcy and Equity Exception”).

Section 3.4      No Violations. The execution, delivery and performance by Seller of this Agreement and each Ancillary Agreement to which it is a party do not, and the consummation of the transactions contemplated by this Agreement shall not, conflict with, or result in any violation of or default (with or without notice, lapse of time, or both) under, or give rise to any right of termination, loss of rights, adverse modification of provisions, cancellation or acceleration of any obligations under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the Transferred Assets under any provision of (i) the certificate of incorporation, bylaws, certificate of formation, operating agreement, or other governing documents of Seller, (ii)  any Contract binding upon Seller or (iii) assuming (solely with respect to performance of this Agreement and each Ancillary Agreement to which Seller is a party and consummation of the transactions contemplated by this Agreement) compliance with the HSR Act, any Law to which Seller, the Business and the Transferred Assets are subject, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, termination, default, creation or acceleration that would not prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

Section 3.5      Governmental Filings. Other than filings and/or notices under the HSR Act, no notices, reports or other filings are required to be made by Seller, nor are any Governmental Authorizations required to be obtained by Seller from any Government Entity, in connection with the execution, delivery and performance by Seller of this Agreement and any Ancillary Agreements to which Seller is a party or the consummation of the transactions contemplated by this Agreement except those that the failure to make or obtain would not prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

Section 3.6      Financial Statements; Books and Records.

(a)            Section 3.6(a) of the Disclosure Schedules sets forth true and complete copies of (i) the audited financial statements of each of the Sellers as of December 31, 2021, December 31, 2020 and December 31, 2019 for the periods referred to therein (the “Audited Financial Statements”) and (ii) the unaudited quarterly financial statements of each of the Sellers as of March 31, 2022 and June 30, 2022 (the “Unaudited Financial Statements”, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements (including the related notes and schedules thereto) (A) fairly present in all material respects the financial condition, results of operation, changes in members’ equity and cash flows of each Seller as of the dates thereof and for the periods referred to therein, subject in the case of the Unaudited Financial Statements to normal and recurring year-end adjustments, and (B) were prepared in accordance with GAAP, applied on a basis consistent with prior periods and in accordance with the Books and Records.

(b)            The Books and Records (i) are complete and correct in all material respects and (ii) have been maintained in all material respects in accordance with commercially reasonable business practices of similar companies in the Sellers’ industry.

(c)            Seller maintains a system of internal controls over the financial reporting of the Business that is sufficient, to provide reasonable assurance that (i) transactions are (A) recorded as necessary to permit preparation of financial statements in conformity with GAAP and (B) executed, and funds are expended only, in accordance with management’s authorization and (ii) the accounting for rental equipment, inventory, and vehicles is compared with such existing assets at reasonable intervals and action is taken with respect to any differences.

Section 3.7      No Undisclosed Liabilities. Seller has no Liabilities with respect to the Business of any nature or type, except for Liabilities (i) that have been adequately reserved against or reflected in the Financial Statements prepared in accordance with GAAP, (ii) incurred in the Ordinary Course of Business since December 31, 2021, (iii) that are Excluded Liabilities or relate primarily to any Excluded Assets, or (v) obligations under the Transferred Contracts.

Section 3.8      Absence of Certain Changes. Since December 31, 2021, (i) Seller has conducted and operated the Business in the Ordinary Course of Business, (ii)  none of Seller and its Affiliates has taken any action that would have required the approval of Buyer under Section 5.2 (other than subparagraph (iii) thereof) if such action had been taken after the Execution Date and (iii) there has been no circumstance, fact, development, change or effect that, individually or in the aggregate, has had, is reasonably likely to or would reasonably be expected to have, a Material Adverse Effect.

Section 3.9      Compliance with Laws; Authorizations. Since December 31, 2019, the Seller has conducted and is currently conducting its Business in compliance with all applicable Laws except for failures to comply that, individually or in the aggregate, would not reasonably be expected to be material to the Business. Since December 31, 2019, Seller has not received any written notice alleging any material violation under any applicable Law with respect to the Business. Seller has all Governmental Authorizations and Non-Governmental Authorizations necessary for the conduct of the Business as currently conducted.

Section 3.10      Sufficiency of Assets.

(a)        Except for the Excluded Assets, the Transferred Assets when taken together with the Leased Real Property constitute all the assets, properties and rights of the Sellers and their Affiliates necessary to conduct the Business as currently conducted in all material respects and, immediately after the Closing, necessary for Buyer to continue to operate and conduct the Business as currently conducted in all material respects immediately following the Closing.

(b)       At all times since December 31, 2019, Seller has caused the Transferred Assets to be maintained in all material respects in accordance with customary business practices consistent with past practice, and all of the Transferred Assets are suitable in all material respects for the purposes for which they are used.

Section 3.11      Title to Transferred Assets. At the Closing, Seller shall transfer to Buyer or its Affiliates, good, valid and marketable title to, or a valid and subsisting leasehold interest in, sublease interest in or other comparable contract rights in, all personal tangible property that is included in the Transferred Assets, in each case free and clear of all Encumbrances, other than Permitted Encumbrances. As of the Closing, the Transferred Assets shall not be subject to any obligations pursuant to a capital lease, finance lease or operating lease (other than the Seller Real Property Leases) or similar arrangements. The Transferred Assets are held or leased solely by Seller.

Section 3.12      Real Property.

(a)            Seller does not own, nor is a title holder of, any real property. Seller is not a party to any agreement requiring Seller to purchase or sell any real property.

(b)            Section 3.12(b) of the Disclosure Schedules sets forth the leases and subleases governing real property used or leased or subleased by Seller in the Business and which are included in the Transferred Assets (the “Seller Real Property Leases”) and the subordination agreements or subordination, nondisturbance, and attornment agreements entered into by Seller with respect to the Seller Real Property Leases (the “SNDA Documents”). Seller is not party to any Seller Real Property Leases with respect to any real property other than the Leased Real Property. Seller has a valid leasehold or subleasehold interest in the Leased Real Property, free and clear of all Encumbrances, except Permitted Encumbrances, and there exists no default or event of default by Seller under any Seller Real Property Leases or, to Seller’s Knowledge, by any other party to the Seller Real Property Leases. Except for Permitted Encumbrances, there are no written or oral subleases, licenses, concessions, occupancy agreements or other contracts in which Seller grants to any other Person the right of use or occupancy of the Leased Real Property, and there is no Person (other than Seller) in possession of the Leased Real Property. All security deposits required under Seller Real Property Leases have been paid to and, to Seller’s Knowledge, are being held by the applicable landlord in compliance with the applicable lease and applicable Law. No construction, alteration or other work due to be performed by any landlord pursuant to any Seller Real Property Lease to ready the Leased Real Property for Seller’s use remains to be performed thereunder and all construction allowances or other sums to be paid to Seller and all amounts owed by Seller to outside contractors or other third parties for work performed by or at the request of Seller at the Leased Real Property have been paid in full, to the extent currently due and payable. The Seller has not vacated or abandoned the Leased Real Property or given notice of intent to do so.

(c)            Since December 31, 2019, no material damage or destruction has occurred with respect to the Leased Real Property, whether or not covered by an enforceable insurance policy.

Section 3.13      Taxes. (a) All material Tax Returns with respect to the Business that are required to be filed on or before the Closing have been or will have been duly filed and all amounts shown to be due and owing thereon have been or will have been duly and timely paid or are being contested in good faith by appropriate action, (b)  Seller has withheld from its employees and timely paid to the appropriate authorities or set aside in an account for such purpose proper and accurate amounts for all periods in compliance with all material Tax withholding provisions (including income, social security and employment Tax withholding for all types of compensation), (c) to Seller’s Knowledge, there is no lien for Taxes upon any of the Transferred Assets (other than Permitted Encumbrances) nor is any taxing authority in the process of imposing any lien for Taxes on any of the Transferred Assets, other than liens for Taxes that are not yet due and payable, and (d) no material issues that have been raised by the relevant taxing authority in connection with any examination of the Tax Returns referred to in clause (a) hereof are currently pending, and all deficiencies asserted or assessments made, if any, as a result of such examinations have been paid in full, unless the validity or amount thereof is being contested by Seller or one of its Affiliates in good faith by appropriate action.

Section 3.14      Customers and Suppliers.

(a)            Section 3.14(a) of the Disclosure Schedules sets forth a correct and complete list of the names of the customers which constitute the fifty (50) highest revenue generating customers of the Sellers for the twelve (12)-month period ended December 31, 2021 (each such customer, a “Top Customer”, and collectively, the “Top Customers”), including the revenue amount derived from each such Top Customer during such period. As of the Execution Date, Seller does not have any material disputes with any Top Customer, and, to the Knowledge of Seller, no Top Customer has any material dispute with Seller.

(b)        To the Knowledge of Seller, Seller has not received notice from any Top Customer (either orally or in writing) that such Top Customer intends to cease conducting business with Seller or otherwise adversely modify in any material respect its relationship with Seller.

(c)         Section 3.14(c) of the Disclosure Schedules sets forth a correct and complete list of the names of the top thirty (30) suppliers of goods or services to the Sellers for the twelve (12)-month period ended December 31, 2021 (each such supplier, a “Top Supplier”, and collectively, the “Top Suppliers”), including the purchase amounts paid to each such Top Supplier during such period. As of the date hereof, Seller does not have any material disputes concerning any products and/or services provided by any Top Supplier, and, to the Knowledge of Seller, no Top Supplier has any material dispute with Seller.

(d)         To the Knowledge of Seller, Seller has not received notice from any Top Supplier (either orally or in writing) that such Top Supplier intends to cease conducting business with Seller or otherwise adversely modify in any material respect its relationship with Seller.

Section 3.15      Material Contracts.

(a)         Section 3.15(a) of the Disclosure Schedules sets forth a complete and accurate list of each of the following Contracts to which Seller is a party or by which Seller or any of the Transferred Assets is bound as of the date hereof (each Contract required to be set forth in Section 3.15(a) of the Disclosure Schedules, a “Material Contract”):

(i)         each Contract between Seller and a Top Customer or Top Supplier;

(ii)       each Contract to which Seller is a party that involved aggregate consideration payable by or to Seller or any of its Affiliates of $500,000 or greater during the twelve (12)-month period ended December 31, 2021, or that is reasonably likely to involve such amount of aggregate consideration during the twelve (12)-month period that will end December 31, 2022;

(iii)       each Contract that contains covenants restricting the ability of Seller or any of its Affiliates (or, after the Closing, Buyer or any of its Affiliates) to compete in any line of business or geographical area;

(iv)       each Contract obligating Seller to purchase or otherwise obtain any product or service exclusively from a single party;

(v)       each Contract containing a “most favored nation” or similar provision in favor of any customer or other counterparty of Seller;

(vi)      each Contract pursuant to which Seller grants or receives a license, covenant not to sue or other right or immunity with respect to any Intellectual Property that is material to the Business, other than (A) non-exclusive licenses with respect to commercially available and/or off-the-shelf software (including software provided as a service) or other Intellectual Property licensed under shrinkwrap, clickwrap, online terms of use or service, or other standard license terms; (B) non-disclosure agreements entered into in the Ordinary Course of Business by Seller; (C) non-exclusive licenses granted to customers under Contracts entered into in the Ordinary Course of Business by Seller; (D) employment or engagement Contracts with current and former employees or independent contractors of Seller entered into in the Ordinary Course of Business by Seller; and (E) vendor Contracts entered into in the Ordinary Course of Business whereby Seller authorizes the vendor on a non-exclusive basis to: (1) use Seller’s name, logo or branding in advertising or promotional materials; or (2) use Seller’s Intellectual Property for the sole purpose of performing services or providing goods to Seller;

(vii)      each Contract concerning the establishment or operation of a joint venture, partnership and other similar arrangement involving the sharing of profits with any Person;

(viii)     each Contract under which Seller is lessee of or holds or operates any tangible property (other than real property) owned by any other Person, including all operating leases and finance and capital leases for rental equipment;

(ix)       each Contract under which Seller is lessor of or permits any third party to hold or operate any tangible property owned or controlled by Seller, including Contracts with customers and capital leases, except for any lease or agreement under which the aggregate annual rental payments do not exceed $500,000 and Contracts required to be scheduled pursuant to Section 3.15(a)(i);

(x)        each Contract relating to any Indebtedness or to mortgaging, pledging or otherwise placing a lien on any portion of the Transferred Assets;

(xi)       each Contract that requires any future capital commitment or capital expenditures;

(xii)       each Contract that restricts Seller from soliciting, hiring, engaging, retaining or employing any Person’s current or former employees;

(xiii)    each Contract that is a “take-or-pay” Contract;

(xiv)      each Contract that provides for the indemnification of or advancement of expenses by Seller to any officer, director, employee, fiduciary, or trustee or agent of any such Person;

(xv)      each Contract that is a collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization;

(xvi)    any Contract, expense allocations, revenue share arrangements, fee arrangements or other similar arrangements between Seller and an Affiliate or family member; and

(xvii)     any outstanding written commitment to enter into any Contract of the type described in clauses (i) through (xiv) of this Section 3.15(a).

(b)            Seller has delivered to, or made available to, Buyer true and complete copies of each written Material Contract and a written description of each oral Material Contract, including all modifications and amendments thereto. Each of the Material Contracts is valid, binding and enforceable against Seller, and, to the Knowledge of Seller, each other party thereto, and is in full force and effect. Seller is not in material default under any Material Contract, and, to the Knowledge of Seller, no party to any Material Contract is in material default thereunder, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a material default thereunder by Seller or would permit or cause the termination or modification thereof or acceleration or creation of any right or obligation thereunder.

(c)            No material disputes or disagreements are pending with respect to any Material Contract as of the Execution Date, and to the Knowledge of Seller, none have been threatened.

Section 3.16      Intellectual Property; Information Technology.

(a)            Section 3.16(a) of the Disclosure Schedules sets forth a true, correct and complete list of all Transferred Intellectual Property that is Registered (the “Transferred Registered IP”), indicating for each item the owner (including the co-owner(s), if any), registration or application number, registration or application date and the applicable filing jurisdiction or in the case of an Internet domain name, the applicable domain name registrar. All such Transferred Registered IP is subsisting, valid and, to the Knowledge of the Seller, enforceable. All required filings and fees related to the Transferred Registered IP have been timely filed with and paid to the relevant Government Entity or domain name registrar, as applicable. There is no administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling or writ of any court or Government Entity challenging or adversely affecting the scope, validity or enforceability of any Transferred Registered IP, or the Sellers’ ownership of or rights in any Transferred Intellectual Property.

(b)            The Sellers exclusively own all right, title and interest in and to all Transferred Intellectual Property, free and clear of all Encumbrances (except for Permitted Encumbrances).

(c)            The Transferred Intellectual Property, together with the Seller Marks, the Intellectual Property licensed to Seller pursuant to the Transferred Contracts, and the Intellectual Property licensed to Buyer pursuant to the Transition Services Agreement, constitutes all the Intellectual Property used in, held for use, or necessary to operate the Business as currently operated in all material respects and, immediately after the Closing, used in or necessary for Buyer to continue to operate the Business as currently operated and currently proposed to be conducted in all material respects following the Closing. Effective upon the Closing, subject to Section 2.12, Buyer will (i) exclusively own the Transferred Intellectual Property and (ii) have the right to use and otherwise exploit the Intellectual Property licensed to the Sellers pursuant to the Transferred Contracts, all of which rights shall, as of immediately after Closing, survive the consummation of the transactions contemplated under this Agreement without termination or impairment or the acceleration of any obligation with respect thereto, in each case, on terms and conditions that are the same in all material respects as those in effect immediately prior to the Closing.

(d)            Since December 31, 2019, Seller has not in its use of the Transferred Assets, and the operation of the Business, infringed, misappropriated or otherwise violated the Intellectual Property of any third Person in a manner that has resulted in or would reasonably be expected to result in material liability or disruption to the Business or the use of the Transferred Intellectual Property immediately following the Closing in substantially the same manner as the Transferred Intellectual Property was used immediately before the Closing. There is no claim, action, suit, proceeding or investigation (including any “cease and desist” letter or invitation to take a license) pending or, to the Knowledge of Seller, threatened, against Seller alleging that the Seller’s use of the Transferred Intellectual Property or the operation of the Business infringes, misappropriates or otherwise violates any Intellectual Property of any third Person, and there has been no such claim, action, suit, proceeding or investigation pending or, to the Knowledge of Seller, threatened, since December 31, 2019, in each case, that has resulted in or is reasonably likely to result in material liability or disruption to the Business or the use of the Transferred Intellectual Property immediately following the Closing in substantially the same manner as the Transferred Intellectual Property was used immediately before the Closing.

(e)            Since December 31, 2019, to the Knowledge of Seller, no Person has infringed, misappropriated or otherwise violated any Transferred Intellectual Property in a manner that has resulted in or would reasonably be expected to result in a material adverse effect on the Business or the Transferred Intellectual Property. Since December 31, 2019, Seller has not asserted any claim, action, suit, proceeding or investigation (including any “cease and desist” letter or invitation to take a license) against any Person alleging infringement, misappropriation or any other violation of any Transferred Intellectual Property that has resulted in or is reasonably likely to result in a material adverse effect on the Business or Transferred Intellectual Property.

(f)            Seller has taken commercially reasonable measures to protect and maintain the confidentiality and value of the material Trade Secrets that are owned by Seller and that are Related to the Business, and no such Trade Secret has been disclosed to or, to the Knowledge of Seller, discovered by, any Person except pursuant to a written, valid and enforceable non-disclosure agreement restricting the disclosure and use thereof, which agreement has not, to the Knowledge of Seller, been breached.

(g)            Each of the current and former employees, contractors, consultants and other personnel who have been involved in the development or creation of any material Intellectual Property Related to the Business for or on behalf of Seller, has executed, as applicable, a valid and enforceable written invention assignment agreement containing an assignment of all of such personnel’s right, title and interest in and to such Intellectual Property to Seller.

(h)            Each Seller exclusively owns all right, title and interest in and to all Transferred IT Assets, free and clear of all Encumbrances (except for Permitted Encumbrances). The Transferred IT Assets and the IT Assets licensed to the Sellers pursuant to the Transferred Contracts and Transition Services Agreement together constitute all of the IT Assets used in, held for use or necessary to conduct the Business as currently conducted in all material respects and, immediately after the Closing, used in or necessary for Buyer to continue to operate and conduct the Business as currently conducted in all material respects following the Closing. Effective upon the Closing, Buyer will exclusively own the Transferred IT Assets and have a valid and enforceable right to use the IT Assets licensed to Seller pursuant to the Transferred Contracts, all of which rights shall survive the consummation of the transactions contemplated under this Agreement without termination or impairment, or the acceleration of any obligation with respect thereto, in each case, on terms and conditions that are the same in all material respects as those in effect immediately prior to the Closing.

(i)            The Transferred IT Assets operate and perform in all material respects in accordance with the use to which they are put in and as required in the Business, and have not materially malfunctioned or failed since December 31, 2019, in a manner expected to result in material liability or disruption to the Business. To the Knowledge of Seller, the Transferred IT Assets do not contain any material Malicious Code. The Sellers have implemented commercially reasonable measures designed to (i) protect the confidentiality, integrity and security of the Transferred IT Assets and (ii) prevent the introduction of Malicious Code or any other bug or defect that would otherwise adversely affect the functionality of such IT Assets in any material respect.

(j)            Since December 31, 2019, to the Knowledge of Seller, no Person has gained unauthorized access to or used without authorization the Transferred IT Assets in a manner that has resulted in or is reasonably likely to result in material liability or disruption to the Business or use of the Transferred IT Assets immediately after the Closing as the Transferred IT Assets were used immediately prior to the Closing. Seller has implemented reasonable backup and disaster recovery technology consistent with industry practices with respect to the Transferred IT Assets.

Section 3.17      Privacy. Since December 31, 2019, (i) except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, Seller has complied with the applicable Privacy Requirements, and the consummation of the transactions contemplated by this Agreement will not result in the breach by Seller of the applicable Privacy Requirements; (ii)  Seller has not received any notice, inquiry, request, claim, complaint, correspondence, or other communication from any Government Entity or any third Person regarding any unauthorized or unlawful Processing of Personal Information or other violation of any applicable Privacy Requirements, in each case, to the extent Related to the Business; (iii) except as would not, individually or in the aggregate, reasonably be expected to be material to the Business Seller has not made any unauthorized or unlawful Processing of any Personal Information Related to the Business; and (iv)  Seller has not notified, either voluntarily or as required by Law, any Person or any Government Entity of any security breach or unauthorized use, transfer, processing or disclosure of Personal Information Related to the Business.

Section 3.18      Litigation and Claims. There is no civil, criminal or administrative action, suit, demand, claim, hearing, proceeding or investigation Related to the Business pending or, to the Knowledge of Seller, otherwise threatened against Seller (or by or against any Affiliate thereof). There are no unsatisfied judgments, penalties or awards against or affecting the Transferred Assets or any other assets, Contracts, properties or businesses that are Related to the Business. Seller is not subject to any outstanding judgment, order or decree of any court or Government Entity that, individually or in the aggregate, would impair or delay the ability of Seller to effect the Closing.

Section 3.19      Employee Benefits.

(a)            Section 3.19(a) of the Disclosure Schedules sets forth a true, correct and complete list of all Employees on the date hereof, identifying as to each (i) a job title, (ii) years of service, (iii) current annual base salary (or with respect to individuals compensated on an hourly or per diem basis, the hourly or per diem rate of compensation), (iv) estimated or target annual bonus compensation, (v) the exempt or non-exempt classification of such Employee under the Fair Labor Standards Act and any other applicable Law regarding the payment of wages, and (vi) location of employment.

(b)            Each Benefit Plan (including any related trusts) has been established, operated and administered in all material respects in compliance with its terms and applicable Laws, including, without limitation, ERISA and the Code, (ii)  all contributions or other amounts payable by Seller or any of its Affiliates with respect to each Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, and (iii) there are no pending or, to the Knowledge of Seller, threatened claims (other than routine claims for benefits) or proceedings by a Government Entity by, on behalf of or against any Benefit Plan or any trust related thereto which could reasonably be expected to result in any material liability to Buyer following the Closing.

(c)            Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the U.S. Internal Revenue Service to be qualified or, with respect to a prototype plan, can rely on a current opinion letter from the U.S. Internal Revenue Service issued to the preapproved document provider, and, to the Knowledge of Seller, nothing has occurred that would adversely affect the qualification or tax exemption of any such Benefit Plan. None of Seller or any of its Affiliates has engaged in a transaction that reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.

(d)            No Controlled Group Liability has been incurred by Seller or its ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to Seller or its ERISA Affiliates of incurring any such liability. “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code. For purposes of this Agreement, “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with Seller or any of its subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

(e)            Neither the execution and delivery of this Agreement, nor member or other approval of this Agreement, nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any current or former Employee, manager, director, officer or independent contractor of Seller to severance, change in control or similar pay or any increase in severance pay, (ii) accelerate the time of payment or, to the extent required by applicable Law, vesting or increase the amount of compensation due to any such Employee, manager, director, officer or independent contractor, (iii) directly or indirectly cause Seller to transfer or set aside any assets to fund any material benefits under any Benefit Plan, (iv) otherwise give rise to any material liability under any Benefit Plan or (v) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

Section 3.20      Employment and Labor Matters.

(a)            No Employees are subject to or covered by any collective bargaining agreement, works council agreement or other similar Contract or other relationship or understanding with any labor union, trade association or like organization, and, to the Knowledge of Seller, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations, trade organizations or labor unions, to organize any Employees. No Employee resides or works outside of the United States, and no Benefit Plan is maintained outside the jurisdiction of the United States.

(b)            As of the date hereof, there is no strike, lockout, slowdown, work stoppage, unfair labor practice or other labor dispute, or arbitration or grievance pending or, to the Knowledge of Seller, threatened.

(c)            Seller is in compliance in all material respects with applicable Laws pertaining to the employment of the Employees, including, without limitation, all such Laws respecting labor, employment and employment practices, discrimination and harassment, terms and conditions of employment, wages and hours, and occupational safety and health. Seller has not incurred any liability or obligation under the WARN Act or any similar state or local Law that remains unsatisfied.

(d)            Since December 31, 2019, (i) to the Knowledge of Seller, no allegations of sexual harassment or sexual misconduct have been made against any Employee at the level of branch manager or above and (ii) neither Seller nor any of its Affiliates has been involved in any proceedings, or entered into any settlement agreements, related to allegations of sexual harassment or sexual misconduct by any Employee at the level of branch manager or above.

Section 3.21      Insurance. Seller maintains insurance policies covering the Transferred Assets and the Business against loss or damage, risks, hazards and liabilities of the kinds customarily insured against by Persons similarly situated and engaged in the same or similar businesses, under valid and, to Seller’s Knowledge, enforceable policies and in amounts sufficient for compliance with applicable Law (each, a “Policy” and collectively, the “Policies”). Section 3.21 of the Disclosure Schedules sets forth a true, correct and complete list of the Policies, copies of which have been provided to Buyer, as well as a description of each claim currently pending under any Policy. Seller has not received written notice of cancellation or termination of any Policy, and the Policies are in full force and effect. The premiums due and owing with respect to the Policies have been paid, premiums not yet due have been adequately accrued for, and Seller has not received any notice of cancellation or of intention not to renew any such Policy.

Section 3.22      Environmental Matters.

(a)            Since December 31, 2019 and other than for matters that have been fully resolved, the use of the Transferred Assets has been, and currently is being, conducted in material compliance with applicable Environmental Laws, and to the Knowledge of Seller, there are currently no material Liabilities relating to any Environmental Law with respect to the Transferred Assets.

(b)            Seller holds and is in material compliance with all material Governmental Authorizations required under Environmental Laws to use the Transferred Assets as currently used at and from the Leased Real Property.

(c)            Since December 31, 2019 and other than for matters that have been fully resolved, Seller has not received from any Government Entity or any other Person any written notice, demand, claim, letter or request for information, relating to any violation or alleged violation of, or any material Liability under, any Environmental Law in connection with or affecting the Transferred Assets.

(d)            There are no material writs, injunctions, decrees, orders or judgments outstanding, or any material actions, suits, proceedings or investigations pending or, to Seller’s Knowledge, threatened, against or by Seller, relating to compliance with or Liability under any Environmental Law affecting the Transferred Assets.

(e)            With respect to the Transferred Assets, other than for matters that have been fully resolved, Seller has not generated, released or disposed of Hazardous Substances under circumstances that could reasonably be expected to give rise to any material Liability under any Environmental Law for which Seller would incur or share material Liability.

(f)            Seller has made available to Buyer copies of all material final environmental reports, audits, assessments, liability analyses, memoranda and studies in the possession of or conducted by Seller or to the Knowledge of Seller, in the possession of or conducted by its Affiliates, with respect to compliance with, or Liabilities related to, any Environmental Law with respect to the Business, the Leased Real Property or any of the Transferred Assets.

Section 3.23      Equipment Leases. As of the date hereof, each of the Lease Buyout Tracker and Appendix A to the Disclosure Schedules set forth true, correct and complete information (other than, in the case of the Lease Buyout Tracker, with respect to columns N, O and P therein) with respect to all operating leases and finance and capital leases for equipment included in the Transferred Assets. As of the date of Sellers’ delivery to Buyer of an updated copy of the Lease Buyout Tracker in accordance with clause (d) of Section 5.19 and as of the Closing, the Lease Buyout Tracker will set forth true, correct and complete information with respect to all operating leases and finance and capital leases for equipment included in the Transferred Assets.

Section 3.24      No Broker Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller who might be entitled to any fee or commission from Seller in connection with the transactions contemplated by this Agreement.

Section 3.25      No Other Representations and Warranties. Except for the representations and warranties contained in this Article III, neither Seller nor any other Person makes any other express or implied representation, warranty, promise, inducement or statement of intention on behalf of Seller or the Business with respect to the transactions contemplated by this Agreement, or with respect to the accuracy or completeness of any information provided in connection with the transactions contemplated by this Agreement and any such other representations or warranties are hereby expressly disclaimed.

Article IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Sellers as of the date hereof and as of the Closing (or in the case of representations and warranties that speak of a specified date, as of such specified date) as follows:

Section 4.1      Organization and Qualification. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware and has all requisite corporate power and authority to own and operate its respective properties and assets and to carry on its respective business as currently conducted.

Section 4.2      Power; Authorization; Valid and Binding Agreement. Buyer has full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is or shall be a party and to perform its obligations hereunder and thereunder. The execution, delivery and performance by Buyer of this Agreement and each of the Ancillary Agreements to which it is or shall be party and the consummation of the transactions contemplated by this Agreement and thereby have been duly and validly authorized, and no additional corporate or stockholder authorization or consent is required in connection with the execution, delivery and performance by Buyer of this Agreement or any of the Ancillary Agreements. This Agreement and each of the Ancillary Agreements, assuming the due authorization, execution and delivery by the Sellers, constitutes a valid and legally binding obligation of Buyer enforceable against it in accordance with its respective terms except as enforceability may be limited by the Bankruptcy and Equity Exception.

Section 4.3      No Violations. The execution, delivery and performance by Buyer of this Agreement and each Ancillary Agreement to which it is a party do not, and the consummation of the transactions contemplated by this Agreement shall not, conflict with, or result in any violation of or default (with or without notice, lapse of time, or both) under, or give rise to any right of termination, loss of rights, adverse modification of provisions, cancellation or acceleration of any obligations under, (i) the certificate of incorporation, bylaws, or other governing documents of Buyer, (ii) any contract binding upon Buyer or (iii) assuming (solely with respect to performance of this Agreement and each Ancillary Agreement to which Buyer is a party and consummation of the transactions contemplated by this Agreement) compliance with the HSR Act, any Law to which Buyer is subject, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, termination, default, creation or acceleration that would not prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

Section 4.4      Governmental Filings. Other than filings and/or notices under the HSR Act, no notices, reports or other filings are required to be made by Buyer, nor are any Governmental Authorizations required to be obtained by Buyer from any Government Entity, in connection with the execution, delivery and performance by Buyer of this Agreement and any Ancillary Agreements to which Buyer is a party or the consummation of the transactions contemplated by this Agreement except those that the failure to make or obtain would not prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

Section 4.5      No Broker Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission from Buyer in connection with the transactions contemplated by this Agreement.

Section 4.6      Litigation and Claims. There is no civil, criminal or administrative action, suit, demand, claim, hearing, proceeding or investigation pending or, to the Knowledge of Buyer, otherwise threatened against Buyer that, individually or in the aggregate, would impair or delay the ability of Buyer to effect the Closing. Buyer is not subject to any outstanding judgment, order or decree of any court or Government Entity that, individually or in the aggregate, would impair or delay the ability of Buyer to effect the Closing.

Section 4.7      Sufficient Funds. On the Closing Date, Buyer will have cash, cash equivalents, marketable securities and availability under existing credit facilities in an aggregate amount sufficient to consummate the transactions contemplated by this Agreement on the Closing Date, to pay all fees and expenses of Buyer related to the transactions contemplated by this Agreement and to satisfy all other payment obligations of Buyer contemplated herein.

Section 4.8      No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither Buyer nor any other Person makes any other express or implied representation, warranty, promise, inducement or statement of intention with respect to the transactions contemplated by this Agreement, or with respect to the accuracy or completeness of any information provided in connection with the transactions contemplated by this Agreement and any such other representations or warranties are hereby expressly disclaimed.

Article V

COVENANTS

Section 5.1      Access and Information.

(a)            Pre-Closing Access. From the Execution Date until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, subject to the Confidentiality Agreement, reasonable rules and regulations of the Sellers and any applicable Laws, the Sellers shall, and shall instruct its employees, personnel, counsel and financial advisors to cooperate with Buyer and Buyer’s representatives in their investigation of the Business, Transferred Assets and Assumed Liabilities and the financial and legal conditions thereof and of the Sellers as Buyer shall deem reasonably necessary or advisable, including instructing its accountants to give Buyer and/or its representatives access to their work papers, and shall (i) afford Buyer and its representatives reasonable access, during regular business hours, upon reasonable advance notice, to the Employees and the Leased Real Property, and the assets (including the Transferred Assets) Related to the Business, Books and Records of the Business and (ii) furnish, or cause to be furnished, to Buyer any financial and operating data and other information (including information concerning the Transferred Assets, Assumed Liabilities and Employees) that is readily available with respect to the Business; provided, however, that in no event shall Buyer or any of its representatives have access to any information (A) with respect to which access would be prohibited or required to be restricted by applicable Law or any legal privilege would be jeopardized, in each case as advised by the Sellers’ counsel, or (B) that in the reasonable judgment of the Sellers, would (1) result in the disclosure of any trade secrets of the Sellers or any of their Affiliates or of third parties or (2) violate any obligation of the Sellers with respect to confidentiality so long as the Sellers shall have used reasonable efforts to obtain the consent of the applicable third party to such disclosure; and it being further understood that Buyer shall reimburse the Sellers for all reasonable and documented out-of-pocket expenses the Sellers incurs in complying with any such request by or on behalf of Buyer. Buyer agrees that any investigation undertaken pursuant to the access granted under this Section 5.1(a) shall be conducted in such a manner as not to unreasonably interfere with the operation of the Sellers’ business. This Section 5.1(a) shall not entitle Buyer or its representatives to contact any customers, suppliers or any other third party doing business with the Sellers or access the properties, books or records of any such third party, in each case without the Sellers’ prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). No investigation under this Section 5.1(a) shall (i) alter any representation or warranty given hereunder by the Sellers or any condition to the obligations of the parties under this Agreement or (ii) modify any Section of the Disclosure Schedules. All requests for information made under this Section 5.1(a) shall be directed to an executive officer of the Sellers or such Person or Persons as may be designated by the Sellers. For the avoidance of doubt, all information received under this Section 5.1(a) shall be governed by the terms of the Confidentiality Agreement.

(b)            Post-Closing Access. Following the Closing and to the extent reasonably required for tax, accounting, regulatory, compliance, litigation or solely for investigation purposes, or otherwise reasonably requested by any of the parties (other than in connection with a dispute, claim or litigation between Buyer and the Sellers or any of their respective Affiliates), subject to reasonable rules and regulations of Buyer or the Sellers, as applicable, and any applicable Laws, (i) upon the Sellers’ reasonable request, Buyer shall grant to the Sellers and their representatives the right to inspect and copy the books, records and other documents or data relating to the Business, the Transferred Assets, Employees and Assumed Liabilities conveyed and assumed at the Closing to the extent that such materials were delivered to Buyer or are otherwise in Buyer’s possession or control and relate to periods or occurrences prior to the Closing Date, and (ii) upon Buyer’s reasonable request, the Sellers shall grant Buyer and its representatives the right to inspect and copy the books, records and other documents that were retained by the Sellers at the Closing (or are otherwise in the Sellers’ possession or control) and relate to the Business, Transferred Assets or Assumed Liabilities. The granting party shall provide the right of access hereunder to the non-granting party during regular business hours and upon reasonable advance notice, in such a manner as not to unreasonably interfere with the granting party’s operations or otherwise result in any significant interference with the prompt and timely discharge by the granting party’s personnel of their normal duties. The non-granting party shall reimburse the granting party for reasonable and documented out-of-pocket expenses it incurs in complying with any such request by or on behalf of the non-granting party. The granting party shall also make available its relevant personnel as shall be reasonably necessary for the other party to comply with the terms of this Agreement, any Ancillary Agreement or any applicable Law. In no event shall either party have access to (A) the federal, state, local or non-U.S. Tax Returns of the other party (except as provided in Section 5.5) or (B) any document, data or information (x) with respect to which access would be prohibited or required to be restricted by any Law applicable to the granting party or any legal privilege would be jeopardized, in each case as advised by the granting party’s counsel, or (y) that in the reasonable judgment of the granting party, would (1) result in the disclosure of any trade secrets of the other party or any of its Affiliates or of third parties or (2) violate any obligation of the other party with respect to confidentiality so long as, with respect to confidentiality, the other party shall have used reasonable efforts to obtain the consent of the applicable third party to such disclosure.

(c)            Archives, Preservation and Destruction.

(i)            Paper copies or tangible embodiments of any Books and Records (other than Books and Records included in the Excluded Assets) stored as of the Closing Date in any facilities of the Sellers or their Affiliates or any third-party records storage facility (“Archived Records”) shall, subject to this Section 5.1(c), remain in such facility, or a successor thereto, until the earlier of their transfer to Buyer or the destruction of such Archived Records in accordance with the company-wide policies and procedures of the Sellers. Without limiting the foregoing, the Sellers and their Affiliates shall have the right to retain copies of Books and Records relating to periods ending on or before the Closing Date to the extent that they are reasonably related to any Excluded Assets or Excluded Liabilities or otherwise necessary for the Sellers to comply with the terms of this Agreement, any Ancillary Agreement or any applicable Law.

(ii)            Buyer may request access to Archived Records from the Sellers at any time by delivering to the Sellers a written request setting forth in reasonable detail the Archived Records requested by Buyer. Upon receipt of such a request for Archived Records, the Sellers shall be entitled, but shall have no obligation, to: (A) review the requested Archived Records, (B) redact any information that is not Related to the Business or any Transferred Asset or Assumed Liability or otherwise to address reasonable privilege or confidentiality concerns, and (C) except to the extent such Archived Records relate exclusively to the Business or any Transferred Asset or Assumed Liability, retain the original Archived Record and furnish to Buyer a copy thereof. Subject to the immediately preceding sentence, the Sellers shall fulfill each request for Archived Records pursuant to this Section 5.1(c) by promptly delivering to Buyer (X) an electronic copy of the requested Archived Records and (Y) for any Archived Records that relate exclusively to the Business or any Transferred Asset or Assumed Liability, the paper or other tangible embodiment thereof. Any Archived Records made available to Buyer pursuant to this Section 5.1(c) may not thereafter be requested by Buyer and the Sellers shall have no obligation to make available or deliver any such Archived Records.

Section 5.2      Conduct of Business. During the period from the Execution Date to the Closing, except as otherwise contemplated by this Agreement or as Buyer otherwise consents to in writing in advance, the Sellers shall (a) conduct the Business in the Ordinary Course, (b) use their commercially reasonable efforts to preserve intact the Business and their relationships with customers, suppliers, creditors and Employees and (c) use their commercially reasonable efforts to maintain the Transferred Assets in substantially the same condition as they were on the Execution Date, subject to wear and tear incurred in the Ordinary Course. During the period from the Execution Date to the Closing, except as otherwise contemplated by this Agreement and the transactions contemplated hereby, as set forth in Section 5.2 of the Disclosure Schedules or as Buyer shall otherwise consent in writing in advance (which consent shall not be unreasonably withheld, conditioned or delayed), the Sellers shall not, with respect to the Transferred Assets:

(i)            incur, create or assume any Encumbrance on any of the Transferred Assets other than a Permitted Encumbrance or pursuant to any requirement of the Credit Agreement and the Indenture in effect as of the Execution Date;

(ii)            sell, lease, license, transfer or dispose of any of the Transferred Assets (other than Transferred Intellectual Property), directly or indirectly, other than (i) with respect to Transferred Assets other than Rental Assets, in the Ordinary Course of Business, (ii) the rental of Rental Assets in the Ordinary Course of Business, or (iii) the sale of Rental Assets in arms’-length transactions for aggregate proceeds not in excess of $5,000,000;

(iii)            purchase, buy or otherwise acquire any assets that would be considered Transferred Assets as of the Execution Date (other than Transferred Intellectual Property), directly or indirectly, other than (i) with respect to assets other than Rental Assets, in the Ordinary Course of Business, (ii) the rental of Rental Assets in the Ordinary Course of Business or (iii) the purchase of assets in arms’-length transactions for aggregate proceeds not in excess of $5,000,000;

(iv)            sell, assign, transfer, license, sublicense, grant a covenant not to sue or release with respect to, dispose of, abandon, cancel or permit to expire or otherwise let lapse any rights in or to any Transferred Intellectual Property, other than non-exclusive licenses granted by the Sellers to third parties in the Ordinary Course of Business;

(v)            terminate or extend or modify any Transferred Contract that is a Material Contract, or modify or waive any material claims or rights of the Sellers related to the Transferred Assets or the Business;

(vi)            enter into any Contract Related to the Business that would be a Material Contract if it existed as of the Execution Date other than in the Ordinary Course of Business; provided, that the Sellers and its and their Affiliates shall not enter into any Contract Related to the Business with an Affiliate;

(vii)            except as required pursuant to the terms of any Benefit Plan as in effect as of the Execution Date or as otherwise required by applicable Law: (A) terminate the employment of any Employee (other than for cause), or change the title, position or role of any Employee, (B) increase in any manner the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any Employee, (C) hire any Employee with an annual salary and target cash bonus opportunity in excess of $100,000 or (D) grant, increase or accelerate the vesting of, lapsing of restrictions on or payment of any compensation or benefits payable or potentially payable to any Employee;

(viii)            assume, enter into or amend any agreement or plan that would restrict, encumber or prevent any Employee from entering into an employment agreement or consulting agreement with Buyer, or otherwise engage in any activity intended to discourage any Employee from accepting an offer of employment or a consulting arrangement with Buyer;

(ix)            become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization covering any Employee;

(x)            (A) incur any Indebtedness with respect to the Transferred Assets or the Business other than up to $5,000,000 in the aggregate pursuant to commitments in effect under the Credit Agreement as in effect as of the Execution Date or otherwise or (B) secure any Indebtedness, advance or capital contribution with any Encumbrance on any of the Transferred Assets, other than pursuant to the requirements of the Credit Agreement and the Indenture as in effect as of the Execution Date;

(xi)            settle any claims, actions, arbitrations, disputes or other proceedings related to the Transferred Assets or the Assumed Liabilities in excess of $250,000;

(xii)            adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring, recapitalization or other reorganization;

(xiii)            fail to make any capital expenditures in accordance with the capital expenditure plan set forth in Section 5.2(xiii) of the Disclosure Schedules or otherwise required to operate the Business, except in the Ordinary Course of Business;

(xiv)            acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein that is reasonably likely to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement;

(xv)            voluntarily suffer any extraordinary loss with respect to the Transferred Assets; or

(xvi)            agree, authorize or enter into any agreement or commitment with respect to any of the foregoing.

Section 5.3      Commercially Reasonable Efforts and Best Efforts.

(a)            Each of the parties shall use its commercially reasonable efforts to take, or cause to be taken, all action to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Government Entities and other third parties that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not take any action that would reasonably be expected to have the effect of materially delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b)            Notwithstanding anything to the contrary contained herein, Buyer shall not be required to (i) agree to sell, divest, dispose of or hold separate any assets or businesses or make any other concessions, or otherwise take or commit to take any action that could reasonably limit its freedom of action with respect to, or its ability to retain, one or more businesses, product lines or assets or (ii) litigate, (or defend) against any administrative or judicial action or proceeding (including any proceeding seeking a temporary restraining order or preliminary injunction) challenging any of the transactions contemplated by this Agreement as violative of any competition Law.

(c)            Subject to applicable Laws, all analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Government Entity or the staff or regulators of any Government Entity, in connection with the transactions contemplated hereunder shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, and the parties will consult and cooperate in good faith with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals; provided, that materials may be redacted as necessary to (i) remove references concerning the valuation of the Sellers, (ii) comply with contractual agreements or (iii) address reasonable privilege or confidentiality concerns. Subject to applicable Laws, including those regarding confidentiality, and the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to applicable Laws, including regarding confidentiality, and the Confidentiality Agreement, the parties will provide each other with copies of all correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their representatives, on the one hand, and any Government Entity or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement. Each party shall give reasonable advance notice to the other party with respect to any meeting, discussion, appearance or contact with any Government Entity or the staff or regulators of any Government Entity, with such notice being sufficient to provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

(d)            In addition to and without limiting the rights and obligations set forth in Section 5.13 and Section 5.14, Buyer shall use its commercially reasonable efforts, and the Sellers shall use their respective best efforts, to give all notices to, and obtain, at or prior to the Closing, all consents from, all third parties (other than Government Entities, except for the Transferred Contracts set forth on Item 1 of Section 3.4 of the Disclosure Schedules) that are required in connection with the consummation of the transactions contemplated by this Agreement; provided, however, that neither the Sellers, on the one hand, nor Buyer, on the other hand, shall be obligated to pay any consideration therefor to any third party from whom consent or approval is requested; provided, further, that the Sellers shall continue to use best efforts to obtain all such consents from and following the Closing to the extent not obtained prior to the Closing.

Section 5.4      Insurance Proceeds. The Sellers agree (i) that any insurance claim arising out of, relating to, or in connection with events or occurrences first occurring prior to the Closing Date and Related to the Business shall be processed in good faith and (ii) to transfer or assign to the Business, upon receipt by the Sellers, any proceeds (or the right to any proceeds, to the extent assignable under the applicable policy) received by the Sellers or any of their Affiliates after the Closing Date, if any, to the extent Related to the Business under any business interruption or similar insurance policy maintained by the Sellers, in the amount of the actual value of the loss. If such proceeds are not transferable or assignable, the Sellers agree to pay any such proceeds received by it to Buyer promptly upon the receipt thereof.

Section 5.5      Tax Matters.

(a)            Sellers Liability for Taxes. The Sellers shall be liable for (i) any Taxes imposed with respect to the Business or any Transferred Assets or any income or gain derived with respect thereto for the taxable periods, or portions thereof, ended on or before the Closing Date, (ii) Taxes (other than Taxes described in Section 5.5(a)(i)) imposed on the Sellers or their Affiliates, and (iii) Losses directly or indirectly relating to or arising out of any liability for Taxes described in Section 5.5(a)(i) or (ii); except, in the case of clauses (i) through (iii) above, for Transfer Taxes, which are addressed in Section 5.5(d).

(b)            Buyer Liability for Taxes. Buyer shall be liable for (i) any Taxes imposed with respect to the Business or any Transferred Assets or any income or gains derived with respect thereto for any taxable period, or portion thereof, beginning after the Closing Date, and (ii) Losses directly or indirectly relating to or arising out of any liability for Taxes imposed with respect to the Business or any Transferred Assets or any income or gains derived with respect thereto for any taxable period, or portion thereof, beginning after the Closing Date; except, in the case of clauses (i) and (ii) above, for Transfer Taxes, which are addressed in Section 5.5(d).

(c)            Proration of Taxes. To the extent necessary to determine the liability for Taxes for a portion of a taxable year or period that begins before and ends after the Closing Date, the determination of the Taxes for the portion of the year or period ending on, and the portion of the year or period beginning after, the Closing Date shall be determined by assuming that the taxable year or period ended as of the close of business on the Closing Date, except that those annual property taxes and exemptions, allowances or deductions that are calculated on an annual period or other periodic basis shall be prorated on a time basis (based on the number of days in such period and the number of days in such period after the Closing Date). If the actual amount of such annual property taxes and exemptions, allowances or deductions is not known as of the Closing Date, either because final bills for the period in question have not been issued or for any other reason, the proration at the Closing will be based on the most current and accurate billing information available. Should such proration not be based on the actual amount of the ad valorem taxes for the period in question and should such proration prove to be inaccurate upon receipt of the actual final bills, then either the Sellers or Buyer may demand at any time after the Closing Date a payment from the other party correcting such malapportionment to the extent a payment has been made by Buyer or the Sellers in excess of such party’s liability pursuant to Section 5.5(a) or Section 5.5(b).

(d)            Transfer Taxes. All federal, state, local or foreign or other excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes and fees that may be imposed or assessed as a result of the transactions contemplated by this Agreement, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties (“Transfer Taxes”), shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by Sellers up to an aggregate amount of $4,300,000; provided, that any Transfer Taxes above such amount shall be borne one hundred percent (100%) by Buyer. Buyer shall provide to Sellers all applicable reseller or resale certificates (or a state’s equivalent thereof) of Buyer or its Affiliates, as applicable, related to the Transferred Assets (the “Reseller Certificates”). Any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared by the party primarily or customarily responsible under applicable local Law for filing such Tax Returns, and such party will use its commercially reasonable efforts to provide such Tax Returns to the other party at least ten (10) Business Days prior to the date such Tax Returns are due to be filed. Such Tax Returns shall be prepared consistent with the allocation of Consideration pursuant to Section 5.5(e) hereof. Buyer and the Sellers shall cooperate in the timely completion and filing of all such Tax Returns. Buyer and the Sellers shall promptly pay all Transfer Taxes.

(e)            Determination and Allocation of Consideration. As soon as reasonably practical following the Closing Date, but in no event later than delivery of the Adjustment Payment Date, Buyer shall deliver to the Sellers a written schedule prepared in good faith by Buyer, that allocates the total consideration (as determined for U.S. federal income tax purposes, including Assumed Liabilities) paid by Buyer to the Sellers pursuant to this Agreement (the “Consideration”) among the Transferred Assets for the Sellers’ review and approval (an “Allocation Schedule”). Such Allocation Schedule shall be prepared in accordance with Section 1060 of the Code. The Sellers shall have sixty (60) days after Buyer’s delivery to the Sellers of the Allocation Schedule during which to notify Buyer in writing of any dispute of any allocation, item, calculation or other matter contained in the Allocation Schedule, (an “Allocation Dispute Notice”). In the event that the Sellers deliver an Allocation Dispute Notice to Buyer within such sixty (60)-day period, the Sellers and Buyer shall cooperate in good faith to endeavor to resolve any dispute(s) with respect to the Allocation Schedule as promptly as possible. If, following delivery of such Allocation Dispute Notice, the Sellers and Buyer agree in writing (which shall be signed by both Buyer and the Sellers) to a final Allocation Schedule (the “Final Allocation Schedule”), such Final Allocation Schedule shall be final and binding on the Sellers and Buyer. If the Sellers and Buyer agree in writing (which shall be signed by both Buyer and the Sellers) to a resolution of certain but not all disputed items, such resolved disputed items shall be final and binding on the Sellers and Buyer. To the extent that the Sellers and Buyer fail to reach an agreement regarding any such dispute(s) despite good-faith cooperation, each party may use its own allocation. If the Sellers do not notify Buyer of any such dispute within sixty (60) days after receiving the Allocation Schedule, the Sellers shall be deemed to agree with the Allocation Schedule, which shall be treated as the Final Allocation Schedule. The Final Allocation Schedule, whether determined in whole or in part by signed, written agreement between the Sellers and Buyer, in each case, as described in this Section 5.5(e), shall be final and binding on the Sellers and Buyer. To the extent Buyer determines in its sole discretion that a Form 8594 is required to be filed, the Sellers and Buyer shall prepare jointly such a Form 8594 in conformity with such Final Allocation Schedule and shall attach such Form 8594 to their respective tax returns for the applicable tax year. To the extent that the Final Purchase Price is subsequently adjusted, Buyer and the Sellers shall revise and amend the Final Allocation Schedule and, if applicable, their respective Forms 8594 as necessary, with any disputes regarding such amendment being resolved under the same procedures above as apply to the initial Allocation Schedule, mutatis mutandis. Such Final Allocation Schedule shall be binding on the Sellers and Buyer for all Tax reporting purposes and neither Buyer nor the Sellers (or any of their respective Affiliates) shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with such Final Allocation Schedule unless required to do so by applicable Tax Law; provided, that nothing contained herein shall prevent Buyer or the Sellers from settling any proposed deficiency or adjustment by any Government Entity based upon or arising out of the Final Allocation Schedule, and neither Buyer nor the Sellers shall be required to litigate before any court any proposed deficiency or adjustment by any Government Entity challenging such Final Allocation Schedule.

(f)            Cooperation on Tax Matters. Buyer and the Sellers shall (and shall cause their respective Affiliates to): (i) promptly provide the other party and its Affiliates with such information, records, documents or assistance as may be reasonably requested in connection with the preparation, signing and filing of any Tax Return or any audit or other examination by any Government Entity or any judicial or administrative proceeding relating to Taxes or in connection with other legitimate matters related to Taxes and (ii) retain for a period of seven (7) years after the Closing Date all records or information which may be relevant to such Tax Return, audit, examination or proceeding; provided, that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties.

Section 5.6      Employee Matters.

(a)            For the avoidance of doubt, any and all liabilities relating to Non-Continuing Employees, including those arising at or after the Closing, shall constitute Excluded Liabilities. Buyer agrees that for the period commencing at the Closing Date and ending on the first (1st) anniversary of the Closing Date, Buyer shall, or shall cause its Affiliates to, provide to the Continuing Employees who commence and remain in employment with Buyer and its Affiliates: (i) base salary or base wages and target annual cash incentive compensation opportunities that are no less favorable in the aggregate than those provided to similarly situated employees of Buyer and its Affiliates and (ii) pension and welfare benefits (excluding severance benefits and equity and long-term incentive compensation) that are substantially comparable in the aggregate to those generally made available to similarly situated employees of Buyer and its Affiliates. The parties shall comply with Section 5.6(a) of the Disclosure Schedules.

(b)            Buyer shall use commercially reasonable efforts to, or shall cause one of its Affiliates to use commercially reasonable efforts to: (i) give the Continuing Employees full credit for purposes of eligibility, vesting and benefit entitlement (other than benefit accrual under a defined benefit pension plan or for purposes of qualifying for subsidized early retirement benefits) under any employee benefit plans or arrangements, including with respect to vacation and paid time off, maintained by Buyer (collectively, the “Buyer Plans”) for such Continuing Employees’ service with the Sellers (or their Affiliates or any predecessor entity) to the same extent recognized by the Sellers (or their Affiliates) immediately prior to the Closing; provided, however, that no such service shall be recognized to the extent such recognition would result in the duplication of benefits; and (ii) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any Buyer Plan that is a welfare benefit plan that such employees may be eligible to participate in after the Closing.

(c)            Except as expressly provided by Section 2.3(a), nothing contained in this Agreement is intended to cause Buyer or any of its Affiliates to assume any liabilities or obligations with respect to any Employees or Benefit Plans of the Sellers. Nothing contained in this Agreement is intended to create an employment relationship between any Employee and Buyer or any of its Affiliates, or any right to an employment relationship with Buyer or any of its Affiliates.

(d)            Nothing contained in this Agreement is intended to create any third-party beneficiary rights in any Employee, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Employee.

(e)            The Sellers shall be solely responsible for providing or discharging any and all notifications, benefits and Liabilities to any Employees that are required by the WARN Act with respect to plant closings or terminations of employment that occur (i) on or prior to the Closing Date, and (ii) after the Closing Date with respect to any Non-Continuing Employee.

(f)            During the six (6) year period beginning on the Closing Date, if requested by Buyer in writing, the Sellers shall use their commercially reasonable efforts to enforce, and cooperate in good faith with Buyer to enforce, the provisions of any non-competition, non-solicitation, non-disclosure and similar restrictive covenant agreements entered into by the Sellers and any Employee or Excluded Employee (including, for the avoidance of doubt, any such agreements included as Transferred Assets). Buyer shall bear all costs and expenses related to such enforcement and reimburse the Sellers for all costs and expenses, including, without limitation, all reasonable attorney’s fees, incurred in connection with any of the foregoing.

(g)            Prior to making any written or oral communications to the Employees pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Sellers shall provide Buyer with a copy of the intended communication, Buyer shall have a reasonable period of time to review and comment on the communication, and the Sellers shall consider any such comments in good faith.

(h)            Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Benefit Plan, (ii) prevent Buyer, the Sellers or any of its or their Affiliates from amending or terminating any of their benefit plans in accordance with their terms, (iii) prevent Buyer, the Sellers or any of its or their Affiliates from terminating the employment of any Employee or (iv) create any third-party beneficiary rights in any Employee, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Employee.

(i)            As soon as reasonably practicable following the Execution Date (and in any event prior to the Closing Date), the Sellers shall, for good and valuable consideration in exchange therefor, enter into a non-competition, non-solicitation and non-disclosure agreement with each of the individuals set forth on Section 5.6(i) of the Disclosure Schedules, in each case on a form substantially consistent with the form of non-competition, non-solicitation and non-disclosure agreement provided to Buyer on or prior to the Execution Date.

Section 5.7      Intellectual Property Matters.

(a)            Effective upon the Closing, the Sellers, on behalf of themselves and their applicable Affiliates, hereby grant to Buyer and its Affiliates, a non-exclusive, non-transferable, non-sublicensable (except to service providers or other third party contractors in connection with their services provided to or on behalf of Buyer or its Affiliates; provided, that the service provider or third party contractor is subject to terms and conditions (including quality control provisions) that are least as protective of the Sellers’ exclusive rights in and ownership of the Seller Marks as those set forth herein), royalty-free, fully paid-up license to use and display, for the twelve (12)-month period immediately following the Closing, the Seller Marks in connection with the use of the Transferred Assets in the Business in the continental United States in substantially the same manner such Seller Marks were used or displayed immediately prior to the Closing Date; provided, that if Buyer has made commercially reasonable efforts in good faith to transition from the use and display of the Seller Marks but reasonably requires an additional term to complete such transition, Buyer shall, to the extent it has complied with its obligations and responsibilities under this subsection (a) in all material respects, have the right to elect with a written notice to the Sellers to extend the term of the foregoing license for an additional three (3)-month period, which period shall commence immediately following the initial twelve (12)-month period. Buyer and its Affiliates shall (i) display the Seller Marks in a similar or higher quality in which the Seller Marks were displayed by Sellers immediately prior to the Closing; (ii) use the Seller Marks in connection with goods and services of a similar or higher quality than those in connection with which the Seller Marks were used by Sellers immediately prior to the Closing, (iii) comply with any written reasonable style and similar guidelines with respect to the Seller Marks that are provided by the Sellers to Buyer as of the Closing Date (and as may reasonably be updated or revised by the Sellers thereafter with a reasonable written notice to Buyer); (iv) not challenge the Sellers’ exclusive ownership rights in and to the Seller Marks, nor, except as expressly authorized in this subsection (a), take action inconsistent with the Sellers’ rights in the Seller Marks; (v) not seek to register the Seller Marks or any mark or designation confusingly similar thereto as a trademark, service mark, corporate name, trade name or domain name, either domestically or anywhere in the world; (vi) not use or incorporate any of the Seller Marks or any mark or designation confusingly similar thereto as part of any company name, domain name, trade name, or any other product or service, except as expressly authorized in this subsection (a); and (vii) not do anything in its use of the Seller Marks that would reasonably be expected to adversely affect their validity or enforceability. The Sellers reserve the right to monitor all use by Buyer and its Affiliates of the Seller Marks hereunder and to require that Buyer conform its use of the Seller Marks in accordance with the terms and conditions of this Section 5.7(a). All goodwill arising from the use or display of the Seller Marks by Buyer or its Affiliates will inure to the benefit of the Sellers. If at any time Buyer or its Affiliates obtains or acquires any right or interest in any Seller Marks by virtue of Buyer’s or its Affiliates’ use thereof pursuant to this Section 5.7(a), including without limitation, any registered rights, Buyer and its Affiliates agree to assign and do hereby irrevocably assign to the Sellers any and all such right or interest. Notwithstanding anything to the contrary in this Agreement, nothing shall prohibit, restrict or otherwise limit Buyer and its Affiliates from using the Seller Marks in a manner permitted under applicable Law.

(b)            Effective upon the Closing, the Sellers hereby grant to Buyer and its Affiliates (only for so long as such Affiliate remains Buyer’s Affiliate; provided, that the license granted to such former Affiliate under this Section 5.7(b) shall survive with respect to any products and services of such former Affiliate that were commercially released as of the effective date of its becoming a former Affiliate and natural extensions or evolutions thereof, but only so as to permit such former Affiliate to commercialize, sell, and distribute such products or services) a non-exclusive, irrevocable, non-transferable (except in connection with a sale of all or substantially all of assets to which the license granted in this Section 5.7(b) relate to, whether by merger, sale of securities, assets sale or otherwise), non-sublicensable (except to service providers or other third party contractors in connection with their services provided to or on behalf of Buyer or its Affiliates; provided, that the service provider or third party contractor is subject to terms and conditions that are at least as protective of the Sellers’ exclusive rights in and ownership of such Intellectual Property as those set forth herein), perpetual license, under any Intellectual Property (other than the Seller Marks) that are owned or sub-licensable (without the obligation to make any payment or other consideration to any third party) by the Sellers and that were used or otherwise exploited in respect of the Business or Transferred Assets in the twelve (12)-month period prior to the Closing Date, to use and otherwise exploit such Intellectual Property within the continental United States and solely in connection with the Business. Buyer acknowledges and agrees that notwithstanding any term or provision of this subsection (b) to the contrary, nothing in this subsection (b) restricts or limits Sellers’ ability to seek and/or obtain injunctive relief so as to enforce the restrictions and/or limitations set forth in this subsection (b).

Section 5.8      Wrong Pockets. If at any time after the Closing it is discovered that (i) Buyer holds, directly or indirectly, any Excluded Assets or Excluded Liabilities or (ii) the Sellers hold, directly or indirectly, any of the Transferred Assets or Assumed Liabilities, then Buyer, on the one hand, or the Sellers, on the other hand, will promptly transfer (or cause to be transferred) such assets or assume (or cause to be assumed) such liabilities to or from (as the case may be) the other party, without further consideration from the other party. Prior to any such transfer, the party possessing any such asset will hold it in trust for other party. If at any time after the Closing, the Sellers, or any of its or their Affiliates, receives any payments in respect of the Transferred Assets, the Sellers shall, or shall cause such Affiliate to, promptly remit such payments to Buyer. If at any time after the Closing, Buyer or any of its Affiliates receives any payments in respect of the Excluded Assets, Buyer will promptly remit such payments to the Sellers.

Section 5.9      Further Assurances. From time to time after the Closing Date, each party hereto shall, and shall cause its Affiliates, promptly to execute, acknowledge and deliver any other assurances or documents or instruments of transfer reasonably requested by the other party hereto and necessary for the requesting party to satisfy its obligations hereunder or to obtain the benefits of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, to the extent that Buyer or the Sellers discover following the Closing that any asset that was intended to be transferred pursuant to this Agreement was not transferred at the Closing, the Sellers shall or shall cause their Affiliates promptly to assign and transfer to Buyer all right, title and interest in such asset.

Section 5.10      No Shop.

(a)            Until the earlier of the termination of this Agreement and the Closing, the Sellers shall not and shall cause its or their Affiliates and their respective officers, directors, employees, agents and representatives not to, directly or indirectly, (i) solicit any inquiries or proposals, or enter into any discussions, negotiations, understandings, arrangements or agreements, relating to the direct or indirect disposition, whether by sale, merger or otherwise, of all or any portion of the Business, Transferred Assets or Assumed Liabilities to any Person other than Buyer or its Affiliates or (ii) knowingly disclose, directly or indirectly, to any Person any confidential information concerning the Business, Transferred Assets or Assumed Liabilities, in the case of each of clauses (i) and (ii), except (A) subject to Section 5.2, sales or rentals of Transferred Assets in the Ordinary Course or (B) as necessary to conduct the Business in the Ordinary Course. In the event that the Sellers or any of its or their Affiliates receives a bona fide written offer for such a transaction, the Sellers will provide Buyer with notice thereof as soon as practical after receipt thereof, which notice shall include the identity of the prospective buyer or soliciting party.

(b)            The parties acknowledge that there may be no adequate remedy at law for a breach of Section 5.10(a) and that money damages may not be an appropriate remedy for breach of such Section. Therefore, the parties agree that Buyer has the right to injunctive relief and specific performance of Section 5.10(a) in the event of any breach of such Section.

Section 5.11      Confidentiality.

(a)            During the six (6) year period beginning on the Closing Date, the Sellers shall treat as confidential and shall safeguard any and all information, knowledge and data included in the Transferred Assets by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, knowledge and data as the Sellers used with respect thereto prior to the execution of this Agreement; provided, however, that nothing in this Section 5.11(a) shall prevent the disclosure of any such information, knowledge or data (i) that is or becomes generally available to the public other than as a result of disclosure in violation of this Agreement, including this Section 5.11(a), or breach of any other contractual, legal, fiduciary or confidentiality obligations, (ii) if such disclosure is required by applicable Law, regulation, or legal or regulatory process, or (iii) to the Sellers’ accountants, counsel, advisors, or representatives who are informed by the Sellers of the confidential nature of such information and are directed by the Sellers to comply with the provisions of this Section 5.11(a).

(b)            During the six (6) year period beginning on the Closing Date, Buyer shall treat as confidential any and all information, knowledge or data included in any information relating to the business of the Sellers and their Affiliates other than the Business that becomes known to Buyer as a result of the transactions contemplated by this Agreement except as otherwise agreed to by the Sellers in writing; provided, however, that nothing in this Section 5.11(b) shall prevent the disclosure of any such information, knowledge or data to any directors, officers or employees of Buyer to whom such disclosure is necessary or desirable in the conduct of the Business after the Closing Date if such Persons are informed by Buyer of the confidential nature of such information and are required by Buyer to comply with the provisions of this Section 5.11(b).

(c)            In the event of a breach of the obligations hereunder by Buyer or the Sellers, the other party, in addition to all other available remedies, will be entitled to injunctive relief to enforce the provisions of this Section 5.11 in any court of competent jurisdiction.

(d)            If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the provisions of this Section 5.11 shall nonetheless continue in full force and effect.

Section 5.12      Public Disclosure. The initial press release regarding the transactions contemplated by this Agreement shall be a press release by Buyer, in form to be issued in Buyer’s sole discretion, and thereafter, the parties hereto (i) shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statement with respect to any aspect of this Agreement and (ii) shall not issue any such press release or make any public statement prior to such consultation; provided, that each party hereto may make any such announcement which it in good faith believes, based on the advice of outside counsel, is required by any requirement of applicable Law or applicable securities exchange rules, it being understood that each party hereto shall promptly provide the other party with copies of such announcement with a reasonable opportunity to review.

Section 5.13      Financing Cooperation.

(a)            The Sellers shall provide to Buyer, and shall use their reasonable best efforts to cause representatives of the Sellers to provide to Buyer, on a timely basis, all cooperation reasonably requested by Buyer in connection with the arrangement by Buyer or any of its Subsidiaries of any debt financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing business or operations of the Sellers) prior to the Closing Date (including the marketing efforts in connection therewith) including by (i) subject to confidentiality agreements reasonably acceptable to the Sellers, permitting Buyer’s financing sources and their counsel to conduct customary due diligence and evaluate the Transferred Assets for the purpose of establishing collateral arrangements as of the Closing (including providing sufficient access to allow such lenders (or their agents or representatives) to conduct field examinations and appraisals), (ii) arranging for customary pay-off, discharge and termination at the Closing of the Closing Indebtedness and the release of all Encumbrance on the Transferred Assets, (iii) facilitating the execution and delivery at the Closing of definitive documents related to any debt financing, including the pledging of collateral to Buyer’s financing sources at the Closing and (iv) assisting Buyer in the satisfaction of conditions precedent or any other obligations set forth in any debt financing to the extent the satisfaction of such conditions or obligations requires the cooperation of or is within the control of the Sellers.

(b)            Notwithstanding anything to the contrary in this Section 5.13, (i) the Sellers shall not be required to undertake any obligation or execute any agreement that would be effective prior to or after the Closing (provided, that this clause (i) shall not apply to the payoff requirements of Section 2.11(f) and Section 5.14), (ii) the Sellers shall not be required to take any action that will conflict with or violate their organizational documents or any applicable laws or would result in a violation or breach of, or default under, any agreement to which either of the Sellers is a party, (iii) the Sellers shall not be required to provide any information the disclosure of which is prohibited or restricted under applicable law or is legally privileged and (iv) no shareholder, director, manager, officer, or representative of the Sellers shall be required to deliver any certificate or take any other action that could reasonably be expected to result in personal liability to such person. Except to the extent contemplated hereunder, Buyer acknowledges and agrees that the Sellers and its or their Affiliates and their respective representatives shall not have any responsibility for, incur any liability to any person under or in connection with, the arrangement of any debt financing that Buyer may raise in connection with the transactions contemplated by this Agreement. Buyer shall (x) promptly, upon request by the Sellers, reimburse the Sellers for all reasonable out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Sellers in connection with the cooperation of the Sellers contemplated by this Section 5.13 and (y) indemnify and hold harmless the Sellers and its representatives from and against any and all damages, losses, charges, liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, taxes, interest, penalties and costs and expenses suffered or incurred by them in connection with the arrangement of any debt financing (other than to the extent arising from willful misconduct, Fraud, intentional misrepresentation or information provided by the Sellers in connection with the debt financing).

Section 5.14      Notes Redemption, Credit Agreement Pay-Off and Rental Asset Lease Terminations.

(a)            On or prior to the Closing, at the written request of Buyer, the Sellers shall (i) furnish the trustee under the Indenture with an officer’s certificate in respect of the redemption of the Notes and prepare and deliver to the trustee under the Indenture a notice of redemption in form and substance reasonably satisfactory to Buyer (the “Notice of Redemption”) for all of the outstanding Notes, and (ii) take all other actions, other than the payment of amounts required to redeem the Notes or satisfy and discharge the Indenture (except to the extent such amounts have been provided by Buyer to the Sellers at the Closing), and prepare all other documents as may be reasonably necessary to cause, at Buyer’s discretion, (A) the redemption of all outstanding Notes at the Closing or (B) if the Notes will not be redeemed in full at the Closing, the satisfaction and discharge of the Indenture at the Closing; provided, however, that such notice shall not be required to be issued by the issuer under the Indenture prior to the Closing unless the redemption provided for in such notice is conditioned on the occurrence of the Closing. Upon delivery of the Notice of Redemption to the trustee under the Indenture, the Sellers shall provide to Buyer a true and correct copy of the Notice of Redemption.

(b)            The Sellers shall deliver to Buyer, at least two (2) Business Days prior to the Closing, an executed pay-off letter in customary form reasonably acceptable to Buyer with respect to the Credit Agreement, which pay-off letter shall provide that upon receipt from or on behalf of the borrower thereunder of the pay-off amount set forth in the pay-off letter, (i) the Indebtedness incurred pursuant to the Credit Agreement and instruments related thereto shall be satisfied, and all obligations of the lenders terminated (other than those that customarily survive in pay-off letters), (ii) all Encumbrances relating to the assets, rights and properties of the borrower and the other obligors granted pursuant to the Credit Agreement shall be released and terminated without any further action by the secured parties and (iii) the borrower or its designee shall be entitled to file documents to reflect the release of such Encumbrances.

(c)            At least ten (10) Business Days prior to the Closing, the Sellers shall (i) furnish the lessors under all capital, finance and operating leases (other than for the avoidance of doubt the Seller Real Property Leases) in respect of Transferred Assets with any termination notices required in connection with the termination of such capital, finance and operating leases at the Closing and deliver a true and correct copy of each such termination notice to Buyer and (ii) deliver to Buyer an executed pay-off letter, bill of sale and lien release documentation reasonably acceptable to Buyer with respect to each such capital, finance or operating lease, which pay-off letter, bill of sale and lien release documentation shall contain agreements and undertakings reasonably acceptable to Buyer and substantively similar to the following: that upon receipt from or on behalf of the lessee thereunder of the pay-off amount set forth in the pay-off letter, (A) all obligations in respect of such lease shall be fully discharged and satisfied, (B) all Encumbrances in respect of the Transferred Assets subject to such lease shall be released and terminated without any further action by the secured parties, (C) the lessee or its designee shall be entitled to file documents to reflect the release of such Encumbrances (or, upon agreement by Buyer, the prompt filing of any such documents by the lessor under such lease), (D) all rights, title and interest to such assets pass to the Sellers, free and clear of any Encumbrances, so that the Sellers can deliver such assets to the Buyer at Closing as Transferred Assets and (E) that the lessor executing such documentation has good and valid title to such assets and is able to transfer them free and clear of Encumbrances as set forth in such documentation. The Sellers shall take all other actions, other than the payment of amounts required to prepay or terminate such capital, finance and operating leases (except to the extent such amounts have been provided by Buyer to the Sellers), shall provide copies of any and all UCC-1s or similar security filings made with respect to each lease, and prepare all other documents as may be necessary or appropriate to cause, at Buyer’s discretion, the termination of all such capital, finance and operating leases at the Closing.

Section 5.15      Leased Real Property. The Sellers and Buyer shall use their respective reasonable best efforts and cooperate in good faith prior to the Closing Date to, as determined by Buyer, (i) assign the Seller Real Property Leases with respect to the Leased Real Property to Buyer (including, for the avoidance of doubt, seeking and obtaining any consents related thereto), effective as of the Closing Date, in form and substance reasonably acceptable to Buyer or (ii) if the terms of any Seller Real Property Lease are not reasonably acceptable to Buyer and the applicable landlord will not agree to amend the applicable Seller Real Property Lease to Buyer’s satisfaction, (A) enter into a written sublease or license, effective as of the Closing, pursuant to which the Sellers or any of their respective Affiliates grant to Buyer or its designee the right of use or occupancy of the applicable Leased Real Property on mutually agreeable terms and (B) negotiate with the applicable landlord of the applicable Leased Real Property to terminate the applicable Seller Real Property Lease and enter into a new lease or license with Buyer pursuant to which the applicable landlord grants to Buyer or its designee the right of use or occupancy of the applicable Leased Real Property on terms mutually agreeable to Buyer and such landlord, in each case, effective as of the Closing. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, with respect to any Seller Real Property Lease, entry into an amendment to a Seller Real Property Lease or the negotiation of a termination of a Seller Real Property Lease and entry into a new lease in accordance with subpart (ii) of this Section 5.15 shall not be a condition precedent to Closing.

Section 5.16      Non-Solicitation of Employees. In the event that this Agreement is executed, made public and subsequently terminated by Buyer prior to the Closing, Buyer will not, for a period of ninety (90) days following the effective date of such termination, without the prior written consent of the Sellers, either alone or in conjunction with any other Person, directly or indirectly, or through its present or future Affiliates, solicit (other than a solicitation by general advertisement) any person who was, is or will be an employee of either Seller or any of their Affiliates, at any time during such ninety (90)-day period following the effective date of such termination, to terminate his or her employment with the Sellers or such Affiliate, except as expressly permitted or required by Section 5.6 of this Agreement. The Buyer agrees that any remedy at law for any breach by the Buyer of this Section 5.16 would be inadequate, and that the Sellers would be entitled to injunctive relief in such a case. If it is ever held that this restriction on the Buyer is too onerous and is not necessary for the protection of the Sellers, the Buyer agrees that any court of competent jurisdiction may impose such lesser restrictions which such court may consider to be necessary or appropriate properly to protect the Sellers.

Section 5.17      Ancillary Agreements. As promptly as practicable following the Execution Date, Buyer and the Sellers shall negotiate in good faith, finalize and agree upon the terms and conditions of (i) the Transition Services Agreement, (ii) the IP Assignment Agreement and (iii) any attachments, schedules or exhibits to any of the forms of Ancillary Agreements attached hereto that have not been finalized as of the Execution Date. Notwithstanding the foregoing or anything to the contrary set forth herein, this Section 5.17 shall not be deemed to require any of the parties to accept or agree to any economic or other terms or conditions that are adverse to such party other than (a) in any de minimis respect (as measured with respect to and in the context of the applicable Ancillary Agreement) and (b) the terms and conditions in the form of Ancillary Agreement, if any, attached hereto.

Section 5.18      XCMG Equipment. Prior to the Closing, the Sellers shall be permitted to sell or otherwise dispose of the XCMG Assets that are off-rent to customers set forth in Section 5.18 of the Disclosure Schedules; provided, that the Sellers shall not sell or otherwise dispose of such XCMG Assets to customers renting any other XCMG Assets. Prior to the Closing, Buyer and the Sellers shall use commercially reasonable efforts to replace all XCMG Re-Rental Agreements with new re-rental agreements pursuant to which (a) the applicable Seller shall re-rent the applicable XCMG Assets to Buyer on a form substantially similar to the XCMG Re-Rental Agreements and (b) Buyer, in turn, shall re-rent the applicable XCMG Assets to the applicable XCMG Re-Rental Customer, in each case effective as of the Closing (collectively, the “XCMG Replacement Contracts”). Each XCMG Replacement Contract shall terminate upon the earliest to occur of: (x) the termination of such XCMG Replacement Contract by the XCMG Re-Rental Customer or Buyer and (y) the ninetieth (90th) day following the Closing Date. Upon termination of each XCMG Replacement Contract, Buyer shall (i) use commercially reasonable efforts to cause the applicable XCMG Re-Rental Customer to promptly return the applicable XCMG Assets to Buyer and (ii) promptly notify Sellers in writing of such termination and the date on which such XCMG Assets have been returned to Buyer (the “XCMG Asset Return Date”). The Sellers shall have a period of thirty (30) days following the XCMG Asset Return Date to (A) cause XCMG to recover such XCMG Assets that are off-rent to customers from Buyer’s premises or (B) transfer, sell or dispose of such XCMG Assets that are off-rent to customers in the Sellers’ sole discretion from Buyer’s premises; provided, that the Sellers shall not sell or otherwise dispose of such XCMG Assets to customers renting any other XCMG Assets.

Section 5.19      Delivery of Information. Within five (5) Business Days of the Execution Date, the Sellers shall provide to Buyer the following information concerning equipment leased to Sellers as of the Execution Date that is included in the Transferred Assets, in each case as such information has not been provided in columns N, O, and P in the file titled “Ahern XRR Lease Buyout Tracking List 1111.xlsx” provided to Buyer during due diligence on November 11, 2022 (such document, including as updated in accordance with this Section 5.19, the “Lease Buyout Tracker”): (a) UCC filing number (if applicable) necessary for Buyer to track and confirm release of any security interests encumbering such equipment at the Closing, (b) indication of whether the lease for such equipment has been assigned by the lessor and any documents in the Sellers’ possession that evidence the most recent assignment of such lease by lessor (each of which shall be posted to the Data Site), (c) the location in the Data Site where the Sellers have posted any assignments or similar documents to the Data Site pursuant to subpart (b) of this Section 5.19 and (d) an updated copy of the Lease Buyout Tracker with columns N, O and P populated for each equipment or capital lease listed therein.

Article VI

CONDITIONS TO CLOSING

Section 6.1      Conditions to the Obligations of Buyer and the Sellers. The obligations of the parties hereto to effect the Closing are subject to the satisfaction (or waiver) at or prior to the Closing of the following conditions:

(a)            HSR Act. All waiting periods applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

(b)            No Proceedings. There shall not be pending or threatened in writing by any Government Entity any suit, action or proceeding challenging or seeking to restrain, limit or prohibit any transactions contemplated by this Agreement or seeking to obtain from Buyer in connection with the transactions contemplated by this Agreement any material damages or material commitments or seeking to prohibit or limit the ownership, operation or control by Buyer or any of its Affiliates of any material portion of the business or assets of Buyer (including the Business) or any of its Affiliates.

(c)            No Prohibition. No Law shall be in effect that has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of the transactions contemplated by this Agreement or causing the transactions contemplated by this Agreement to be rescinded following completion thereof.

Section 6.2      Conditions to the Obligations of Buyer. The obligation of Buyer to effect the Closing is subject to the satisfaction (or waiver) at or prior to the Closing of the following conditions:

(a)            Representations and Warranties.

(i)            All representations and warranties made by the Sellers in Article III (other than the Fundamental Representations made by the Sellers) shall be true and correct in all respects (without giving effect to any exception or qualification contained therein relating to materiality or Material Adverse Effect) as of the Execution Date and as of the Closing Date with the same effect as though such representations and warranties were made as of such date (except those representations and warranties that speak as of a specified date, which shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct as of such dates, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; and

(ii)            all Fundamental Representations made by the Sellers shall be true and correct in all respects as of the Execution Date and as of the Closing Date with the same effect as though such representations and warranties were made as of such date (except those representations and warranties that speak as of a specified date, which shall be so true and correct in as of such specified date), except for the failure of any such Fundamental Representation made by the Sellers to be so true and correct that is de minimis in nature and amount.

(b)            Performance of Obligations. Each Seller shall have performed or complied in all material respects with each of the covenants, obligations and conditions to be performed or complied with by it under the terms of this Agreement on or prior to or at Closing.

(c)            No Material Adverse Effect. Since the Execution Date, there shall not have occurred any circumstance, development, effect, event, occurrence, fact, condition or change that has had, is reasonably likely to or would reasonably be expected to have, a Material Adverse Effect.

(d)            Consents and Approvals. All consents and approvals listed on Section 6.2(d) of the Disclosure Schedules shall have been obtained.

(e)            Ancillary Agreements. Buyer shall have received an executed counterpart of each of the Ancillary Agreements (other than the Master Supply Agreement), signed by each party thereto other than Buyer.

(f)            Non-Competition Agreement. The Non-Competition Agreement shall be in full force and effect as of the Closing.

(g)            Key Employees. At least ninety percent (90%) of the persons collectively listed on Annex 2 and Annex 3 hereto (each, a “Key Employee”) shall be, and since the Execution Date have been, actively employed by the Sellers in good standing.

(h)            Certificate. Buyer shall have received a certificate, signed by a duly authorized officer of each Seller and dated the Closing Date, to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

Section 6.3      Conditions to the Obligations of the Sellers. The obligation of the Sellers to effect the Closing is subject to the satisfaction (or waiver) at or prior to the Closing of the following conditions:

(a)            Representations and Warranties.

(i)            All representations and warranties made by Buyer in Article IV (other than the Fundamental Representations made by Buyer) shall be true and correct in all respects (without giving effect to any exception or qualification contained therein relating to materiality or material adverse effect) as of the Execution Date and as of the Closing Date with the same effect as though such representations and warranties were made as of such date (except those representations and warranties that speak as of a specified date, which shall be so true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be so true and correct as of such dates, individually or in the aggregate, would not have a material adverse effect on the ability of Buyer to perform its obligations hereunder; and

(ii)            all Fundamental Representations made by Buyer shall be true and correct in all respects as of the Execution Date and as of the Closing Date with the same effect as though such representations and warranties were made as of such date (except those representations and warranties that speak as of a specified date, which shall be so true and correct in all respects as of that specified date), except for the failure of any such Fundamental Representation made by Buyer to be so true and correct that is de minimis in nature and amount.

(b)            Performance of Obligations. Buyer shall have duly performed or complied in all material respects with each of the covenants, obligations and conditions to be performed or complied with by each of them under the terms of this Agreement prior to or at the Closing.

(c)            Ancillary Agreements. The Sellers shall have received an executed counterpart of each of the Ancillary Agreements (other than the Master Supply Agreement), signed by each party thereto other than the Sellers.

(d)            Certificate. The Sellers shall have received a certificate, signed by a duly authorized officer of Buyer and dated the Closing Date, to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

Article VII

SURVIVAL; INDEMNIFICATION; CERTAIN REMEDIES

Section 7.1      Survival. All representations and warranties contained in this Agreement and all claims with respect thereto shall survive the Closing and terminate upon the expiration of twelve (12) months after the Closing Date, except that (i) the representations and warranties contained in Section 3.1 (Organization, Power and Qualification), Section 3.3 (Power; Authorization; Valid and Binding Agreement), Section 3.11 (Title to Transferred Assets), Section 3.24 (No Broker Fees), Section 4.1 (Organization and Qualification), Section 4.2 (Power; Authorization; Valid and Binding Agreement) and Section 4.5 (No Broker Fees) shall survive until the expiration of the applicable statute of limitations, giving effect to any extensions thereof (collectively, the “Fundamental Representations”) and (ii) the representations and warranties contained in Section 3.13 (Taxes) shall survive until the expiration of the applicable statute of limitations, giving effect to any extensions thereof, plus ninety (90) days; it being understood that in the event notice of any claim for indemnification under Section 7.2(a) or Section 7.3(a) hereof has been given (within the meaning of Section 8.1) within the applicable survival period, the representations and warranties that are the subject of such indemnification claim shall survive with respect to such claim until such time as such claim is finally resolved. The survival date applicable to the covenants and agreements set forth in this Agreement shall be (i) with respect to covenants and agreements that require performance in full prior to the Closing, the Closing Date, and (ii) with respect to covenants and agreements that by their terms are required to be performed, in whole or in part, after the Closing, the date on which such covenants and agreements have been fully performed or otherwise satisfied in accordance herewith. Notwithstanding anything to the contrary contained herein, the obligations of the Sellers with respect to Section 7.2(b)(i) shall survive for twenty four (24) months following the Closing Date.

Section 7.2      Indemnification by the Sellers.

(a)            Subject to the limitations set forth in this Article VII, the Sellers hereby agree that from and after the Closing they shall, jointly and severally, indemnify, defend and hold harmless Buyer, its Affiliates, and their respective directors, officers, shareholders, partners, members, attorneys, accountants, agents, representatives and employees (other than the Continuing Employees) and their heirs, successors and permitted assigns, each in their capacity as such (the “Buyer Indemnified Parties”, and collectively with Seller Indemnified Parties, the “Indemnified Parties”) from, against and in respect of any Losses imposed on, sustained, incurred or suffered by, or asserted against, any of the Buyer Indemnified Parties, whether in respect of third party claims, claims between the parties hereto, or otherwise, directly or indirectly relating to or arising out of (i) any breach or inaccuracy of any representation or warranty made by the Sellers contained in this Agreement, it being understood that for purposes of this Section 7.2(a) any qualifications relating to materiality, including the term “Material Adverse Effect” contained in such representation or warranty shall be disregarded solely for purposes of calculating the amount of Losses resulting from such breach or inaccuracy, (ii) the failure of the Sellers to fully perform any covenant or agreement of the Sellers contained in this Agreement, (iii) any Excluded Liabilities and (iv) any Taxes and Transfer Taxes for which the Sellers are responsible in accordance with Section 5.5.

(b)            Subject to the limitations set forth in Section 7.2(c), the Sellers hereby agree that from and after the Closing the Sellers shall, jointly and severally, indemnify, defend and hold harmless the Buyer Indemnified Parties for:

(i)            all costs (A) associated with the remediation matters listed on the Environmental Remediation Schedule (collectively, the “Environmental Remediation Matters”) and (B) where Seller is designated as a responsible party under Environmental Laws by a Government Entity, in each case (A) and (B) only to the extent required under Environmental Laws and consistent with Buyer’s customary standards and with such work to be conducted in accordance with the procedures set forth in Section 7.4(f); and

(ii)            all reasonable costs associated with the Buyer’s completion of work matters specifically listed on the Environmental Work Schedule, but only to the extent that such work matters are identified on the Environmental Work Schedule and only to extent such work does not exceed an aggregate amount equal to $1,325,000.

(c)            The indemnification provided for in this Section 7.2 shall be subject to the following limitations:

(i)            Other than with respect to (i) any claims based on (A) Fraud by the Sellers, or (B) any breach or inaccuracy of any Fundamental Representation made by the Sellers, or (ii) Losses arising out of, relating to or in connection with any Excluded Liabilities, the Sellers shall not be liable to the Buyer Indemnified Parties for Losses relating to or arising out of to the matters contained in Section 7.2(a)(i) or Section 7.2(b) to the extent they exceed an aggregate amount equal to $75,000,000 (the “Cap”).

(ii)            In addition to, and not in limitation of, the foregoing, the Sellers shall not be liable for aggregate Losses to the Buyer Indemnified Parties pursuant to this Article VII in excess of the Final Purchase Price.

(iii)            No Indemnified Party shall be entitled to recover more than once in respect of the same Loss (notwithstanding that such Loss may result from more than one of the occurrences specified in Section 7.2 or Section 7.3, as the case may be).

Section 7.3      Indemnification by Buyer.

(a)            Buyer hereby agrees that from and after the Closing it shall indemnify, defend and hold harmless the Sellers and their Affiliates, and their respective directors, officers, shareholders, partners, members, attorneys, accountants, agents, representatives and employees and their heirs, successors and permitted assigns, each in their capacity as such (the “Seller Indemnified Parties”) from, against and in respect of any Losses imposed on, sustained, incurred or suffered by, or asserted against, any of Seller Indemnified Parties, whether in respect of third party claims, claims between the parties hereto, or otherwise, directly or indirectly relating to, arising out of or resulting from, (i) any breach or inaccuracy of any representation or warranty made by Buyer contained in this Agreement, it being understood that for purposes of this Section 7.3(a) any qualifications relating to materiality contained in such representation or warranty shall be disregarded solely for purposes of calculating the amount of Losses resulting from such breach or inaccuracy, (ii) the failure of Buyer to fully perform any covenant or agreement of Buyer contained in this Agreement, (iii) any Assumed Liabilities, and (iv) any and all Taxes and Transfer Taxes for which Buyer is responsible in accordance with Section 5.5.

(b)            Other than with respect to any claims based on (i) Fraud by Buyer or (ii) any breach or inaccuracy of any Fundamental Representation made by Buyer, Buyer shall not be liable to Seller Indemnified Parties for Losses relating to or arising out of the matters contained in Section 7.3(a)(i) to the extent they exceed an aggregate amount equal to the Cap.

Section 7.4      Third Party Claim Indemnification Procedures.

(a)            In the event that any written claim or demand for which an indemnifying party (an “Indemnifying Party”) may have liability to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party (a “Third Party Claim”), such Indemnified Party shall promptly following such Indemnified Party’s receipt of a Third Party Claim notify the Indemnifying Party in writing of such Third Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Third Party Claim), any other remedy sought thereunder, any relevant time constraints relating thereto, material documents relating thereto (including a copy of any complaint, process, or correspondence from such third party making a Third Party Claim), and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”); provided, however, that the failure to timely give a Claim Notice shall not relieve the Indemnifying Party of its obligations hereunder except to the extent the Indemnifying Party shall have been materially and actually prejudiced by such failure. The Indemnifying Party shall have thirty (30) days (or such lesser number of days set forth in the Claim Notice to the extent required by court proceeding in the event of a litigated matter) after receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third Party Claim unless the Indemnified Party has notified the Indemnifying Party in the Claim Notice that it has determined in good faith that there is a reasonable probability that such Third Party Claim would adversely affect it or its Affiliates other than as a result of monetary damages and the monetary component of the claim is not significant.

(b)            In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against a Third Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense, with counsel reasonably satisfactory to the Indemnified Party at the Indemnifying Party’s expense. Once the Indemnifying Party has duly assumed the defense of a Third Party Claim, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing and at the Indemnified Party’s expense; provided, that if (i) the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and the Indemnified Party shall have reasonably concluded that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, or (ii) the Indemnified Party assumes the defense of a Third Party Claim after the Indemnifying Party has failed to diligently pursue a Third Party Claim it has assumed, as provided in the first sentence of Section 7.4(c), the Indemnifying Party shall bear the reasonable and documented out-of-pocket costs and expenses of one separate counsel (and, to the extent necessary, one local counsel) which shall represent all Indemnified Party claims arising out of the same or similar set of circumstances in connection with such defense. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any Third Party Claim on a basis that would result in (i) the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any of its Affiliates, (ii) a finding or admission of a violation of Law or violation of the rights of any Person by the Indemnified Party or any of its Affiliates, (iii) a finding or admission that would have an adverse effect on other claims made or threatened against the Indemnified Party or any of its Affiliates, or (iv) any monetary liability of the Indemnified Party that will not be promptly paid or reimbursed by the Indemnifying Party.

(c)            If the Indemnifying Party (i) elects not to defend the Indemnified Party against a Third Party Claim by not giving the Indemnified Party timely notice of its desire to so defend, or otherwise, (ii) it is not entitled to defend the Third Party Claim as a result of the Indemnified Party’s election to defend the Third Party Claim as provided in Section 7.4(a), or (iii) after assuming the defense of a Third Party Claim, fails to take reasonable steps necessary to defend diligently such Third Party Claim within ten (10) days after receiving written notice from the Indemnified Party to the effect that the Indemnifying Party has so failed, the Indemnified Party shall have the right but not the obligation to assume its own defense; it being understood that the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim. The Indemnified Party shall not settle a Third Party Claim without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

(d)            The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third Party Claim, including by providing access to each other’s relevant business records and other documents, and employees; it being understood that the costs and expenses of the Indemnified Party relating thereto shall be Losses, but only to the extent that such underlying Third Party Claim is determined to be (whether by agreement between the parties hereto or by final, non-appealable judgment of a court of competent jurisdiction) an indemnifiable claim for which the Indemnifying Party is liable to the Indemnified Party under this Article VII.

(e)            The Indemnified Party and the Indemnifying Party shall use reasonable best efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

(f)            With respect to Environmental Remediation Matters, to the extent Buyer provides for the Sellers to have lawful and reasonable access to the properties at which investigation or remediation is to be completed, the Sellers shall undertake the investigation and remediation of contamination to the extent required by applicable Environmental Laws and consistent with Buyer’s customary standards with such work to be conducted to Buyers’ reasonable satisfaction. The Sellers shall provide in advance copies of any proposal, investigation, scope of work, remedial design or regulatory submission to Buyer for approval.

Section 7.5      Direct Claims. If an Indemnified Party wishes to make a claim for indemnification hereunder for a Loss that does not result from a Third Party Claim (a “Direct Claim”), the Indemnified Party shall notify the Indemnifying Party in writing of such Direct Claim, which notice shall include the amount or the estimated amount of damages sought thereunder to the extent then ascertainable, any other remedy sought thereunder, any relevant time constraints relating thereto, all material documents, correspondence, and supporting materials relating thereto, and, to the extent practicable, any other material details pertaining thereto; provided, however, that the failure to timely give a notice of a Direct Claim shall not relieve the Indemnifying Party of its obligations hereunder except to the extent the Indemnifying Party shall have been materially and actually prejudiced by such failure. The Indemnifying Party shall have a period of thirty (30) days within which to respond to such Direct Claim. If the Indemnifying Party does not respond within such thirty (30)-day period, the Indemnifying Party will be deemed to have accepted the Direct Claim. If the Indemnifying Party rejects or is deemed to have rejected all or any part of the Direct Claim, the Indemnified Party will, upon the Indemnifying Party’s reasonable written request, give the Indemnifying Party reasonable access during normal business hours to the books, records and assets of the Indemnified Party which evidence or support such claim or the act, omission or occurrence giving rise to such claim; provided, that such cooperation shall require the Indemnifying Party (i) to use commercially reasonable efforts to prevent the disruption of the business of the Indemnified Party and its Affiliates, and (ii) to not request the Indemnified Party to disclose any confidential or legally privileged information, or any personal information, other than in compliance with applicable Law. If the Indemnifying Party rejects all or any part of the Direct Claim, the Indemnified Party and the Indemnifying Party will proceed to negotiate a resolution in good faith and, if not resolved through negotiations, the Indemnified Party shall be free to seek enforcement of its rights to indemnification under this Agreement with respect to such Direct Claim.

Section 7.6      Adjustments to Losses. All Losses for which any Indemnified Party would otherwise be entitled to indemnification under this Article VII, shall be reduced by the amount of insurance proceeds, indemnification payments and other third-party recoveries to which such Indemnified Party is entitled in respect of any Loss incurred by such Indemnified Party (net of the out-of-pocket costs reasonably incurred of pursuing or obtaining such recovery from such third party or with respect to insurance proceeds, net of any deductibles and any increased premium amounts attributable to such claim). In the event any Indemnified Party is or may be entitled to any insurance proceeds, indemnity payments or any third-party recoveries in respect of any Losses for which such Indemnified Party is entitled to indemnification pursuant to this Article VII, such Indemnified Party shall use commercially reasonable efforts to obtain, receive or realize such proceeds, benefits, payments or recoveries. In the event that any such insurance proceeds, indemnity payments or other third-party recoveries are realized by such Indemnified Party subsequent to receipt by such Indemnified Party of any indemnification payment hereunder in respect of the claims to which such insurance proceeds, indemnity payments or other third-party recoveries relate, corresponding refunds shall be made promptly by the relevant Indemnified Party of all or the relevant portion of such indemnification payment (net of the out-of-pocket costs reasonably incurred of pursuing or obtaining such insurance proceeds, deductibles and any increased premium amounts attributable to such claim).

Section 7.7      Payments. The Indemnifying Party shall pay or cause to be paid all amounts payable pursuant to this Article VII, by wire transfer of immediately available funds, promptly following receipt from an Indemnified Party of a bill, together with all accompanying reasonably detailed back-up documentation, for a Loss that is the subject of indemnification hereunder, unless the Indemnifying Party in good faith disputes the Loss, in which event it shall so notify the Indemnified Party. In any event, the Indemnifying Party shall pay to the Indemnified Party, by wire transfer of immediately available funds, the amount of any Loss for which it is liable hereunder no later than three (3) Business Days following any final determination of such Loss and the Indemnifying Party’s liability therefor. Prior to the Second Escrow Release Date or to the extent any funds remain in the Escrow Account thereafter in connection with the pending claim applicable to such a Loss with respect to which one or more Seller is the Indemnifying Party, and to the extent the amount of such Loss is finally determined as required to be paid to a Buyer Indemnified Party and there are sufficient funds available in the Escrow Account to pay such amount at such time, such amount (or, to the extent there are insufficient funds available to pay the full amount, a portion of such amount) shall be paid to such Buyer Indemnified Party from the Escrow Account. A “final determination” shall exist when (i) the parties to the dispute have reached an agreement in writing, (ii) a court of competent jurisdiction shall have entered a final and non-appealable order or judgment, or (iii) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the parties have agreed to submit thereto.

Section 7.8      Characterization of Indemnification Payments. All payments made by an Indemnifying Party to an Indemnified Party in respect of any claim pursuant to Section 7.2 or Section 7.3 hereof shall be treated as adjustments to the Final Purchase Price and Consideration for Tax purposes.

Section 7.9      Mitigation. Each Indemnified Party shall use its commercially reasonable efforts to mitigate any indemnifiable Loss after becoming aware of any event which could reasonably be expected to give rise to any Loss that is indemnifiable or recoverable hereunder or in connection herewith.

Section 7.10      Effect of Waiver of Condition. Neither Buyer’s nor the Sellers’ right to indemnity pursuant to this Article VII shall be adversely affected by its waiver of a condition to closing set forth in Article VI unless such party makes clear by the terms of its waiver that it is foreclosing its right to indemnity with respect to the matter that is the subject of the waiver.

Section 7.11      Exclusive Remedy. Except in the case of Fraud and for the equitable remedies expressly contemplated in Section 9.13, each party hereto acknowledges and agrees that the indemnification and reimbursement provisions set forth in this Article VII shall provide the sole and exclusive remedies arising out of or in connection with any breach or alleged breach of any representation, warranty, covenant or other agreement made in this Agreement. Each party hereto acknowledges and agrees, that except for instances of Fraud, the Buyer Indemnified Parties and the Seller Indemnified Parties, in each case, may not avoid such limitations on liability with respect to claims under this Agreement by (x) seeking damages for breach of contract, tort or pursuant to any other theory of liability or (y) asserting or threatening any claim against any of the other parties’ Affiliates that is not a party (or a successor to a party) for breaches of the representations, warranties and covenants contained in this Agreement. Without limiting the generality of the foregoing, the parties hereto hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled.

Article VIII

TERMINATION

Section 8.1      Termination. This Agreement may be terminated at any time prior to the Closing:

(a)            by written agreement of Buyer and the Sellers;

(b)            by either Buyer or the Sellers, by giving written notice of such termination to the other party, if the Closing shall not have occurred on or prior to 11:59 P.M., New York City time on December 31, 2022 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that has proximately contributed to the failure of the transactions contemplated by this Agreement not to be consummated on or prior to the Outside Date;

(c)            by either Buyer or the Sellers, by giving written notice to the other party, if there shall be in effect any final and non-appealable Law restraining or prohibiting the consummation of the transactions contemplated by this Agreement or that otherwise has the effect of making the transactions contemplated by this Agreement illegal; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any party that has breached in any material respect its obligations under this Agreement, including Section 5.3, in any manner has proximately contributed to such Law becoming final and non-appealable;

(d)            by Buyer if there has been a material breach of any representation, warranty, covenant or agreement made by the Sellers in this Agreement, or any such representation or warranty shall have become untrue after the date hereof, such that Section 6.2(a) or Section 6.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty (30) days after written notice thereof is given by Buyer to the Sellers and (ii) the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to Buyer if Buyer is then in material breach of any provision of this Agreement such that it would give rise to the failure of a condition set forth in Section 6.1 or Section 6.3; or

(e)            by the Sellers if there has been a material breach of any representation, warranty, covenant or agreement made by Buyer in this Agreement, or any such representation or warranty shall have become untrue after the date hereof, such that Section 6.3(a) or Section 6.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty (30) days after written notice thereof is given by the Sellers to Buyer and (ii) the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to the Sellers if the Sellers are then in material breach of any provision of this Agreement such that it would give rise to the failure of a condition set forth in Section 6.1 or Section 6.2.

Section 8.2      Effect of Termination. In the event of the termination of this Agreement in accordance with Section 8.1, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to the other party hereto or their respective Affiliates, or their respective directors, officers or employees, except for the obligations of the parties hereto contained in this Section 8.2 and in Section 5.16 and Article IX (and any related definitional provisions set forth in Article I); provided, however, that nothing in this Section 8.2 shall relieve any party from liability (a) pursuant to the provisions set forth in the immediately preceding clause that survive termination or (b) for any willful and material breach of this Agreement that arose prior to such termination.

Article IX

MISCELLANEOUS

Section 9.1      Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or to such other address as such party shall have specified in a written notice given to the other party):

To Buyer:

United Rentals, Inc.

100 First Stamford Place, Suite 700

Stamford, CT 06902

Telephone:	(203) 618-7342 and (475) 232-9595
Email:	jgross@ur.com and abarquin@ur.com
Attn:	Joli L. Gross and Alfredo E. Barquin

With a copy which shall not constitute notice to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

Telephone:	(212) 558-4048
Email:	aquilaf@sullcrom.com
Attn:	Francis J. Aquila

To the Sellers:

Ahern Rentals, Inc.
333 N. Rancho Drive
Las Vegas, NV 89106

Telephone:	(702) 235-4309
Email:	sambakdash@juno.com
Attn:	Sami Bakdash, Kirk Hartle and Cory Rosencranse

With copies which shall not constitute notice to:

Stoel Rives LLP
760 SW Ninth Ave, Suite 3000
Portland, OR 97205

Telephone:	(503) 294-9607
Email:	jason.brauser@stoel.com
Attn:	Jason Brauser

Gibson, Dunn & Crutcher LLP
2029 Century Park East, Suite 4000

Los Angeles, CA 90067-3026

Telephone:	(310) 552-8641
Email:	JLayne@gibsondunn.com
Attn:	Jonathan K. Layne

Section 9.2      Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and the Sellers, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power, privilege or remedy hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, privilege or remedy.

Section 9.3      No Assignment or Benefit to Third Parties. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. Subject to the provisions of Section 2.13, no party to this Agreement may assign any of its rights or interests or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other party hereto, except as provided in Section 9.5 and except that Buyer may assign any and all of its rights or interest or delegate any of its obligations under this Agreement or any Ancillary Agreement to one or more of its Affiliates (but no such assignment shall relieve Buyer of any of its obligations hereunder). Any purported assignment in violation of this Agreement shall be null and void. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Buyer, the Sellers, the Indemnified Parties and their respective successors, legal representatives and permitted assigns, any rights or remedies under or by reason of this Agreement.

Section 9.4      Entire Agreement. This Agreement (including the Disclosure Schedules and all other Schedules, Annexes and Exhibits hereto) and the Ancillary Agreements contain the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect according to the terms and conditions set forth therein.

Section 9.5      Fulfillment of Obligations. Any obligation of any party to any other party under this Agreement, or any of the Ancillary Agreements, which obligation is performed, satisfied or fulfilled completely by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

Section 9.6      Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the party incurring such costs and expenses.

Section 9.7      Bulk Sales. The Sellers and Buyer agree to waive compliance with Article 6 of the Uniform Commercial Code as adopted in each of the jurisdictions in which any of the Transferred Assets are located to the extent that such Article is applicable to the transactions contemplated by this Agreement.

Section 9.8      Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a)            THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE TO GOVERN.

(b)            Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contained in or contemplated by this Agreement and the Ancillary Agreements, exclusively in the Court of Chancery of the State of Delaware for the City of Wilmington (and to the extent that the Court of Chancery of the State of Delaware for the City of Wilmington does not have subject matter jurisdiction, the jurisdiction of the courts of the state and federal courts of the State of Delaware) (the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement or any of the Ancillary Agreements (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 9.1 of this Agreement.

(c)            Each party hereto irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contained in or contemplated by this Agreement and the Ancillary Agreements.

Section 9.9      Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 9.10      Headings. The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

Section 9.11      Interpretation. For purposes of this Agreement: (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole; and (d) the terms “Dollars” and “$” mean United States Dollars. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules, Annexes and Exhibits mean the Articles and Sections of, and Disclosure Schedules, Annexes and Exhibits attached to, this Agreement; and (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof. Where this Agreement states that a party “will,” “shall,” or “must” perform in some manner or otherwise act or omit to act, it means that the party is legally obligated to do so in accordance with this Agreement. The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms. Whenever the context may require, any pronoun includes the corresponding masculine, feminine, and neuter forms. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules, Annexes and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 9.12      Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original effect of the invalid or unenforceable term or provision in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

Section 9.13      Specific Performance. Each of the parties acknowledges and agrees that the transactions contemplated under this Agreement are unique transactions and any failure on the part of any party to complete the transactions contemplated under this Agreement on the terms of this Agreement will not be fully compensable in damages and the breach or threatened breach of the provisions of this Agreement would cause the other parties irreparable harm. In the event of any breach or threatened breach by the Sellers, on the one hand, or Buyer, on the other hand, as applicable, of any of its respective covenants or obligations set forth in this Agreement, the Sellers, on the one hand, or Buyer, on the other hand, as applicable, is entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other, as applicable, and to specifically enforce the terms and provisions of this Agreement in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties hereto and the matter (subject to the provisions set forth in Section 9.8(b)), in addition to any other remedy to which they may be entitled, at law or in equity. For the avoidance of doubt, this Section 9.13 shall survive the Closing and shall be available with respect to any breaches or threatened breaches of this Agreement with respect to covenants and obligations required to be performed under this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

SELLERS:

AHERN RENTALS, INC.

By:	/s/ Don F. Ahern
Name: Don F. Ahern
Title: Chairman and Chief Executive Officer

XTREME RE-RENTAL, LLC

By:	/s/ Don F. Ahern
Name: Don F. Ahern
Title: Manager

[Signature Page to Asset Purchase Agreement]

BUYER:

UNITED RENTALS (NORTH AMERICA), INC.

By:	/s/ Alfredo Barquin
Name: Alfredo Barquin
Title: Vice President, Business Development

[Signature Page to Asset Purchase Agreement]